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07025296

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mori Seiki Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 2 0 2007
THOMSON FINANCIAL

FILE NO. 82- 34930 FISCAL YEAR 3/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 7/17/07

To whom it may concern

May 5, 2007

Company Mori Seiki Co., Ltd.
Representative President Masahiko Mori
(Code number 6141Tokyo Stock Exchange, Osaka Stock Exchange, First Section)
Contact Director Accounting/Finance HQ Executive Officer
Morikuni Uchigasaki
Phone number (052) 587-1835

Mori Seiki Co Ltd

3-31-07
AA/S

Notice Concerning Stock Options

At a meeting of the Board of Directors on May 7, 2007, Mori Seiki decided to issue stock acquisition rights as stock options to employees of Mori Seiki and Mori Seiki Group companies, in accordance with Articles 236, 238 and 239 of the Company Law.

1. Reasons why it is necessary to issue new stock acquisition rights in particularly favorable conditions.

   As part of our goal to improve Mori Seiki and Mori Seiki Group employee performance and to secure excellent people, we intend to issue free stock acquisition rights as stock options, in accordance with the procedure outlined below. When exercising these stock acquisition rights, the amount to be paid will be determined as shown in Step (5) below.

2. Procedure for issuing new stock acquisition rights

   (1) People who are eligible for allotment of new stock acquisition rights

   Employees of Mori Seiki and Mori Seiki Group companies

   (2) Type and number of shares intended as stock acquisition rights

   A maximum of 1,180,000 ordinary Mori Seiki shares.

   In the event that Mori Seiki issues a share allocation or a reverse share split after the date of the exercise of stock acquisition rights, the number of shares will be adjusted according to the following formula:

   Number of shares after adjustment = Number of shares before adjustment x ratio of issue/split

   This adjustment will only be done for stock acquisition rights which have not been exercised at that time. If fractions of 1 share are generated as a result of adjustments based on the following formula, they will be rounded down.

   (3) Total number of stock acquisition rights

   A maximum of 11,800. (1 stock acquisition right will be worth 100 shares. However, if the number of shares has been adjusted as specified in (2), this will be adjusted similarly.)

(4) Payment to be paid for stock acquisition rights, or the method of calculation.

No payment is required for these stock acquisition rights.

(5) Price of assets when exercising stock acquisition rights, or the method of calculation.

The price of assets for the exercise of 1 stock acquisition right will be the amount to be paid for 1 share (hereafter "exercise price") as specified below multiplied by the number of shares per 1 stock acquisition right as specified in (3).

The exercise price for 1 share will be the average closing price for ordinary Mori Seiki shares on the Osaka Stock Exchange for every day in the date of the allocation of stock acquisition rights (hereafter "allocation date") multiplied by 1.05. Fractions of 1 yen will be rounded up.

However, if that value is lower than the closing price on the allocation date for the stock acquisition rights (or the closing price on the most recent trading day, in the event that there is no trading on the allocation date), the closing price on the allocation date for the stock acquisition rights will be used.

In the event of a Mori Seiki share split or reverse split after the allocation of stock acquisition rights, the amount to be paid will be adjusted according to the following formula. Fractions of 1 yen generated by this adjustment will be rounded up.

Amount to be paid after adjustment = Amount to be paid before adjustment x 1/ratio of issue or split

Also, in the event that Mori Seiki issues new shares at a lower price after the allocation of stock acquisition rights (excluding shares issued as a result of the exercise of stock acquisition rights), the amount to be paid will be adjusted according to the following formula. Fractions of 1 yen generated by this adjustment will be rounded up.

$$\text{Amount to be paid after adjustment} = \text{Amount to be paid before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{amount to be per paid per 1 share}}{\text{Current value before new share issue}}}{\text{Number of shares already issued} + \text{number of newly issued shares}}$$

(6) Period for exercising stock acquisition rights

(7) Conditions for exercising stock acquisition rights

①People exercising stock acquisition rights must hold a position as director, auditor or employee of Mori Seiki or a Mori Seiki Group company. However, people who have left the company due to retirement or for some other reason are not bound by this condition, except for people who have completed their terms as directors or auditors of Mori Seiki or a Mori Seiki Group company.

②The transfer, pledge or any other disposal of stock acquisition rights is not permitted.

③In the event of the death of the holder of stock acquisition rights, his or her heirs may exercise those rights. However, the conditions stipulated in □ "Contract for allocation of stock acquisition rights" still apply.

④Apart from these conditions, all matters concerning the relationship between Mori Seiki and the holders of stock acquisition rights are stipulated in the "Contract for allocation of stock acquisition rights," in accordance with the resolutions of the general meeting and the Board of Directors.

(8) Amount of extra capital or capital reserves in the event that shares are issued as a result of the exercise of stock acquisition rights

①Company regulations for calculating the amount of extra capital in the event that shares are issued as a result of the exercise of stock acquisition rights In accordance with Article 40, Section 1, the calculated maximum amount of extra capital, etc, will be divided by 2. When fractions of 1 yen are generated by this calculation, they will be rounded up.

② The amount of extra capital reserves in the event that shares are issued as a result of the exercise of stock acquisition rights will be the maximum amount of extra capital in ① above minus the amount of extra capital specified in ① above.

(9) Matters concerning the acquisition of stock acquisition rights

①In the event that Mori Seiki becomes defunct through a merger agreement approved by a shareholders' meeting, or becomes a wholly owned subsidiary through an exchange of share agreement or transfer of share agreement approved by a shareholders' meeting on a day to be designated separately.

②If holders of stock acquisition rights are no longer able to exercise their rights because they cease to meet the conditions stipulated in (7)① before exercising their rights, they will be able to obtain those stock acquisition rights for free.

(10) Restrictions on transfer of stock acquisition rights

The approval of the Board of Directors is required for transfer of stock acquisition rights.

(11) Handling of stock acquisition rights during structural reorganization

As stated in (9) ① above.

(Note) The above resolution is conditional, being subject to approval of the "Issuing of stock acquisition rights as stock options" at the 59th annual meeting of Mori Seiki shareholders, to be held on June 28, 2007

To whom it may concern,

Company	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code number	6141 Tokyo Stock Exchange, Osaka Stock Exchange, First Section)
Contact	Director, Accounting/Finance HQ Executive Officer Morikuni Uchigasaki
Phone number	(052) 587-1835

Notice of Surplus Available for Dividends

This is to inform you of dividend to be paid for the reference date, March 31, 2007.

1. Contents of dividend

	FY 2006 Determined amount	Previous forecast for FY 2006 (released on August 7, 2006)	Result for last term (FY 2005)
Reference date	March 31, 2007	Same as left	March 31, 2006
Dividend per share	24 Yen	20 Yen	40 Yen
Total dividend amount	2.305 Billion Yen	—	3.677 Billion Yen
Effective date	June 29, 2007	—	June 30, 2006

2. Reasons

Mori Seiki Group has enjoyed sustained orders throughout FY2006 due to increased investment in plant and equipment from automobile, general and construction machinery, hydraulic equipment and semi-conductor manufacturers amid an environment of favorable business results in Japan. Both replacement machines and new machines have contributed to this increased demand. Capital investment is progressing strongly in the aircraft, energy and general machinery industries in Europe, the aircraft and energy industries in North America and the automobile and general machinery industries in Asia.

In this economic environment, we have determined to issue a year-end dividend of 24 yen per share for FY 2006. When combined with the interim dividend of 20 yen, this means a full-year dividend of 44 yen.

(Reference) Breakdown of annual dividend

	Dividend per share		
		Interim	Year end
Amount determined for FY 2006	44 yen	20 yen	24 yen
Previous forecast	(40 yen)	20 yen	(20 yen)
Previous term (FY 2005)	40 yen	20 yen	20 yen

Summary of Consolidated Financial and Business Results for the Fiscal Year 2006 (to March 31, 2007)

May 7, 2007

Company name — **Mori Seiki Co., Ltd.**

Code Number — 6141 Tokyo and Osaka Stock Exchanges

(URL http://www.moriseiki.co.jp/)

Representative — Title: President; Name: Masahiko Mori

Contact — Title: Director, Accounting / Finance HQ Executive Officer; Name: Morikuni Uchigasaki (TEL: 052-587-1835)

Expected date of regular shareholders' meeting — June 28, 2007

Expected start date of dividend payment — June 29, 2007

Expected date of filing the financial statements — June 28, 2007

Note: All amounts less than one million are disregarded.

1. Consolidated business results for fiscal year 2006 (April 1, 2006 to March 31, 2007)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal Year 2006	172,262	18.5	25,043	53.7	24,716	55.4	16,194	17.3
Fiscal Year 2005	145,339	19.0	16,294	54.9	15,902	51.4	13,801	47.1

	Net income per share	Diluted net income per share	Return on Equity	Ordinary income on total assets	Operating income on net sales
	yen	yen	%	%	%
Fiscal Year 2006	174. 78	166. 12	13.2	14.9	14.5
Fiscal Year 2005	153. 62	150. 31	13.0	10.7	11.2

Note: Equity-method earnings Fiscal Year 2006 45 million yen Fiscal Year 2005 64 million yen

(2) Consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Shareholders' equity per share
	million yen	million yen	%	yen
Fiscal Year 2006	169,034	131,036	77.2	1,358.82
Fiscal Year 2005	162,778	116,347	71.5	1,264.32

Note: Total Shareholders' equity Fiscal Year 2006 130,490 million yen Fiscal Year 2005 — million yen

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investment activities	Cash flows from financing activities	Balance of cash and cash equivalents at the end of the term
	million yen	million yen	million yen	million yen
Fiscal Year 2006	23,495	Δ8,082	Δ16,989	29,959
Fiscal Year 2005	17,128	Δ3,001	4,524	31,582

2. Dividend

	Dividend per share			Total amount of dividend	Dividend payout ratio (Consolidated)	Dividend on net assets (Consolidated)
	Interim	Final	Full year			
	yen	yen	yen	million yen	%	%
Fiscal Year 2005	0. 00	40. 00	40. 00	3,677	26.0	3.4
Fiscal Year 2006	20. 00	24. 00	44. 00	4,158	25.2	3.4
Fiscal Year 2007 (Estimated)	25. 00	25. 00	50. 00		28.6	

3. Consolidated earnings forecast for Fiscal Year 2007 (April 1, 2007 to March 31, 2008)

(Percent change shows the change from the previous interim or full year.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Interim	94,000	19.8	14,000	39.6	14,000	39.5	8,400	83.2	87. 47
Full Year	188,000	9.1	28,000	11.8	28,000	13.3	16,800	3.7	174. 94

8

4. Other

(1) Change of significant subsidiaries during the financial term (increasing/deletion in the scope of consolidation) Yes (None)

(2) Change of important accounting policies, procedures, and ways of display (description as the change of basis for preparing consolidated financial statements)

① Changes along the revision of accounting standard etc (Yes) None

② Changes mentioned other than mentioned in ① (Yes) None

Note: Please refer to page No.22 on "Notes related to the preparation of the consolidated financial statements" for further details.

(3) Number of shares outstanding (Common Stocks)

① Number of shares outstanding at the end of the financial term (Including treasury stocks)

Fiscal year 2006 100,366,274 shares Fiscal year 2005 96,364,872 shares

② Treasury stocks at the end of the end of the financial term

Fiscal year 2006 4,333,935 shares Fiscal year 2005 4,454,518 shares

Note: Please refer to page No.42 on "Per share information" regarding number of shares which is used to calculate net income per share.

(Reference) Non-consolidated Financial results

1. Non-Consolidated business results for fiscal year 2006 (April 1, 2006 to March 31, 2007)

(1) Non-Consolidated business results (Percent change shows the change from the previous fiscal year.)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal Year 2006	144,824	16.7	21,605	56.9	21,174	58.0	14,203	6.9
Fiscal Year 2005	124,144	19.7	13,770	64.8	13,401	59.3	13,284	68.1

	Net income per share	Diluted net income per share
	yen	yen
Fiscal Year 2006	153. 26	145. 67
Fiscal Year 2005	147. 77	144. 59

(2) Non-consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	million yen	million yen	%	Yen
Fiscal Year 2006	151,051	120,972	80.1	1,259. 45
Fiscal Year 2005	148,154	109,766	74.1	1,192. 45

(Reference)

Total Shareholders' equity Fiscal Year 2006 120,972 million yen Fiscal Year 2005 — million yen

2. Non-Consolidated earnings forecast for Fiscal Year 2007 (April 1, 2007 to March 31, 2008)

(Percent change shows the change from the previous interim or full year.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share net income
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Interim	80,000	20.5	12,000	34.1	12,000	34.5	7,200	67.7	74. 96
Full Year	160,000	10.5	24,000	11.1	24,000	13.3	14,400	1.4	149. 92

※Proper use of the earnings forecasts and other notes

The above forecasts are based on information available as of the release of this report and assumptions of several uncertain factors which may affect the company's results. Actual results might be different from the above estimates due to subsequent changes in the circumstances. Please refer to the attached materials for further information of the forecasts and assumptions.

Business Results

1. Analysis of business results

The Mori Seiki Group has enjoyed increased orders during this term, due to increase of investment in plant and equipment from automobile, general machinery, construction machinery, hydraulic equipment and semi-conductor manufacturers. Both replacement machines and new machines have contributed to this increased demand.

Capital investment is progressing strongly in the aircraft, energy and general machinery industries in Europe, the aircraft and energy industries in North America and the automobile and general machinery industries in Asia.

Also, as part of the decision to sell land and buildings for offices in Japan, 209 billion yen difference between book value and the selling price was recorded as a special loss. These sales were completed on September 27, 2006.

In this business environment, our results were as follows:

Consolidated (Units: millions of yen)

	58th term Fiscal Year 2005	59th term Fiscal Year 2006	Change
Net sales	145,339	172,262	26,922
Operating income	16,294	25,043	8,748
Ordinary income	15,902	24,716	8,814
Net income	13,801	16,194	2,393

Non-consolidated (Units: millions of yen)

	58th term Fiscal Year 2005	59th term Fiscal Year 2006	Change
Net sales	124,144	144,824	20,680
Operating income	13,770	21,605	7,835
Ordinary income	13,401	21,174	7,772
Net income	13,284	14,203	919

Factors behind the increase in sales and profits:

- Demand for investment in plant and equipment expanded in both domestic and overseas markets.
- The yen continued to weaken against both the US dollar and Euro.
- Production capacity increased due to innovations in production methods and investment in plant and equipment.
- New products featuring lower cost ratio made up a larger percentage of overall sales.
- Strengthened sales and services helped the company win new customers.

2. Full-year forecast

Our forecasts for Fiscal Year 2007 are as follows: (Units: millions of yen)

	Interim (consolidated)	Interim (non-consolidated)	Full-year (consolidated)	Full-year (non-consolidated)
Net sales	94,000	80,000	188,000	160,000
Operating income	14,000	12,000	28,000	24,000
Ordinary income	14,000	12,000	28,000	24,000
Net income	8,400	7,200	16,800	14,400

These forecasts are based on the following assumptions:

・Average exchange rates of ¥117/US$ and ¥151/€.

・We assume that the third year of our medium-term management plan (Mori-568PLAN), which lasts during the three-year period from Fiscal Year 2005 to Fiscal Year 2007, will proceed satisfactorily.

Caution regarding forward-looking statements

Forward-looking statements (earnings forecasts, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) concerning Mori Seiki and the Mori Seiki Group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts.

3. Analysis of our financial condition

(1) Assets, liabilities and net worth

・Assets

Currents assets rose by 9.3% from the end of the previous consolidated Fiscal Year, to 97,694 billion yen. This was mainly because promissory notes and accounts receivable increased by 2,954 billion yen and deferred income tax assets increased by 1,739 billion yen. Fixed assets fell by 2.8% compared to the previous consolidated Fiscal Year, to 71,340 billion yen. As a result, net worth increased by 3.8% compared to the previous consolidated Fiscal Year, to 169,034 billion yen.

・Liabilities

Current liabilities increased by 19.5% compared to the previous consolidated Fiscal Year, to 31,104 billion yen. Although the current portion of long-term debt fell by 5,084 billion yen, tax liabilities increased by 3,594 billion yen, accrued expenses by 2,321 billion yen, and accounts payable by 1,914 billion yen.

Fixed liabilities fell by 65.4% compared to the previous consolidated Fiscal Year, to 6,894 billion yen. This was mainly due to reductions of 5,413 billion yen in bonds with stock acquisition rights and 5,124 billion yen in long-term debt. As a result, total liabilities decreased by 17.4% compared to the previous consolidated Fiscal Year, to 37,998 billion yen.

・Net worth

Total net worth increased by 12.6% compared to the previous consolidated Fiscal Year, to 131,036 billion yen. Major reasons for this increase were the 16,194 billion yen recorded as current net income and the 5,466 billion yen increase in capital and capital reserves received from the exercise of stock acquisition rights.

(2) Cash flow during Fiscal Year 2006 (Units: millions of yen)

	58th term Fiscal Year 2005	59th term Fiscal Year 2006	Change
Cash flow from operating activities	17,128	23,495	6,367
Cash flow from investing activities	△3,001	△8,082	△5,081
Cash flow from financing activities	4,524	△16,989	△21,514
Cash and cash equivalents at the end of the fiscal term	31,582	29,959	△1,623

Cash and cash equivalents at the end of consolidated Fiscal Year 2006 were 29,959 billion yen, a decrease of 1,623 billion yen from the previous consolidated Fiscal Year.

Factors which affected the cash flow for consolidated Fiscal Year 2006 are shown below.

・Cash flow from operating activities

Net operating cash flow increased by 23,495 billion yen (previous Fiscal Year: 17,128 billion yen increase) due to the recording of the following items: 19,403 billion yen in pre-tax net profit, 4,209 billion yen in loss on impairment of fixed assets, a 5,681 billion yen increase in inventory, a 1,812 billion yen increase in accounts payable and a 2,227 billion yen increase in accrued expenses, etc.

・Cash flow from investing activities

Net investment cash flow decreased by 8,082 billion yen (previous Fiscal Year: 3,001 billion yen decrease) due to outlay of 5,936 billion yen for the purchase of tangible fixed assets and income of 4,855 billion yen from the sale of tangible fixed assets.

・Cash flow from financing activities

Net cash flow from financing activities decreased by 16,989 billion yen (previous Fiscal Year: 4,524 billion yen increase) due to outlays of 10,208 billion yen for the repayment of long-term debt and 5,530 billion yen for dividend payments.

(3) Trends in cash flow indices

	56th term Fiscal Year 2003	57th term Fiscal Year 2004	58th term Fiscal Year 2005	59th term Fiscal Year 2006
Shareholders' equity ratio (%)	71.1	71.1	71.5	77.2
Shareholders' equity ratio at market value (%)	71.3	73.3	140.0	159.4
Cash flow to interest bearing loans ratio (%)	455.9	279.6	67.3	6.4
Interest coverage ratio (times)	45.7	49.7	155.7	464.6

(Notes) Shareholders' equity ratio: Shareholders' equity / total assets

Shareholders equity ratio at market value: Market capitalization / total assets

Cash flow to interest bearing loans ratio: Interest-bearing liabilities / operating cash flow

Interest coverage ratio: Operating cash flow / interest payments

※ These indices are calculated based on consolidated financial figures.

※ Market capitalization is calculated on closing share price at end of term x outstanding shares (excluding treasury stock) at end of term

※ For cash flow, we used "Cash flow from operating activities" from the consolidated cash flow statements. Interest-bearing liabilities include all liabilities on the balance sheets that incur interest. For the interest payments, we used the "Interest paid" on the consolidated cash flow statement.

4. Basic policy concerning distribution of profits and dividends for this term/next term

The Mori Seiki Group is committed to enhance corporate value to our shareholders, who understand that machine tools are typical capital goods supporting manufacturing activities worldwide. We would determine the portion of profits to be allocated to shareholders and to be kept for internal reserves, taking into account our future business plans, earnings and financial conditions. Internal reserves will be used for developing new core products / technologies and expanding production capacity that would strengthen our market competitiveness.

As for distribution of profits, we issued an interim dividend of 20 yen and a year-end dividend of 24 yen, for a total of 44 yen per share during Fiscal Year 2006. During Fiscal Year 2007 we expect to issue an interim dividend of 25 yen and a year-end dividend of 25 yen, for a total of 50 yen per share.

5. Business risks

The following factors may have major influences on investors' judgements.

Predictions concerning the future in this material are based on the information available to the Mori Seiki Group at the end of consolidated Fiscal Year 2006

(1) Economic conditions in major markets (Japan, Americas, Europe, Asia, etc.)

The Mori Seiki Group's sales by region for this Fiscal Year were: Japan 40.6%, Americas 22.6%, Europe 27.2%, Asia / Oceania 9.6%. If demand for the sale and supply of Mori Seiki Group products and services declined in any of these regions, this could have a negative effect on the Mori Seiki Group's business results.

(2) Sudden changes in demand for investment in plant and equipment

The machine tool industry is traditionally said to be susceptible to fluctuations in economic conditions, but the economic development in Asia means that a good balance is emerging between the regional machine tool markets in Japan, the Americas, Europe and Asia. For this reason, we believe that change to demands of our products will be less volatile in the future. However, if for whatever reason demand for investment in plant and equipment fell simultaneously in Japan, the Americas, Europe and Asia , this could have a negative effect on the Mori Seiki Group's business results.

(3) Dramatic changes in the exchange rates of the US$ or the Euro against the yen

Mori Seiki Group's operations, business results and financial condition are affected by fluctuations in exchange rates. These fluctuations could influence the value of assets and liabilities resulting from Mori Seiki Group's global transactions, which would be converted into Japanese Yen. Currency fluctuation could also affect the prices and amount of sales of products and services which are sold in foreign currencies. In order to mitigate these problems, we have been working on increasing our sales ratio in Europe and in Asia, and achieving balance between yen-denominated transactions in Japan and Asia, US$-denominated transactions in the USA and Euro-denominated transactions in Europe. In spite of these efforts, fluctuations in the exchange rates could still have a negative effect on the Mori Seiki Group's operations, business results and financial condition.

(4) Dramatic changes in the costs of natural resources or raw materials

Mori Seiki Group's policy is to adequately raise prices of our products in response to increases in cost of raw materials. Sudden, unforeseen increase of material costs could still have a negative effect on the Group's business results.

(5) Risks concerning export controls

Significant changes to the regulations and laws among countries and regions into which the Mori Seiki Group is expanding could have an effect on the Group's operations, business results and financial conditions. Machine tools, which are Mori Seiki Group's core business, are classified as strategic goods, and are subject to regulations under the framework of international export controls. If regulations concerning strategic goods are tightened in response to changes in the international situations, this could have a negative effect on the Mori Seiki Group's operations, business results and financial condition.

Outline of the Mori Seiki group

The group consists of Mori Seiki Co., Ltd, 29 consolidated subsidiaries, and 7 affiliated companies. The group's principal activities are the manufacture and sale of machine tools (machining centers, CNC lathes, and other finished products), and insurance agency.

The structure of the group is shown in the diagram.


Insurance agency
※ Mori Seiki Kosan, Ltd.
Domestic Manufacture
◇ Watanabe Seikosho Co., Ltd.
Development and sale of machine tool software
○ Digital Technology Laboratory Corporation(Note 2)
Service
Part
Service
Domestic Manufacture
○ Mori Seiki Techno, Ltd.
○ Mori Seiki Fixture Laboratory, Ltd.
○ Mori Seiki High Precision Machining Laboratory, Ltd.
※ Akishino Mold Laboratory Ltd.
Products
Parts
Products
Parts
Sale and Manufacture
Mori Seiki Co., Ltd.
Products
Parts
Overseas Sale
○ Mori Seiki U.S.A., INC.(Note 4)
○ Mori Seiki G.m.b.H
○ Mori Seiki (UK) LTD.(Note 5)
○ Mori Seiki FRANCE S.A
○ Mori Seiki ITALIANA S.R.L
○ Mori Seiki ESPANA S.A
○ Mori Seiki SINGAPORE PTE LTD
○ Mori Seiki (Taiwan) Co., Ltd.
○ Mori Seiki BRASIL LTDA
○ Mori Seiki HONG KONG LTD
○ Mori Seiki MEXICO S.A DE C.V.
○ Mori Seiki (THAILAND) CO., LTD
○ Mori Seiki (Shanghai) Co., Ltd.
○ Mori Seiki KOREA CO., LTD
○ PT. Mori Seiki INDONESIA
○ Mori Seiki AUSTRALIA PTY LIMITED
○ MS SYFRAMO S.A.S.
※ Mori Seiki TECHNO G.m.b.H
Overseas Sale and Manufacture
※ Mori Seiki International SA
Products
Products
Parts
Leasing
※ Mori Seiki Leasing, Ltd.
Products
Domestic Sale
○ Mori Seiki Trading, Ltd.
※ Mori Seiki Machine Sales, Ltd. (Note 3)
Domestic Sale and Manufacture
○ Taiyo Koki Co., Ltd.
Products
Products
Products
Parts
Products
Parts
Products
Parts
Customers

○: Consolidated subsidiaries

※: Non-consolidated subsidiaries

◇: Equity-method affiliates

The business activities of the group's consolidated subsidiaries, non-consolidated subsidiaries, and affiliated companies is shown below.

Consolidated subsidiaries

Sale of machine tools (machining centers, CNC lathes, and other finished products)

Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A., Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V., Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY LIMITED, Mori Seiki Trading, Ltd., MS SYFRAMO S.A.S.

Development and sale of machine tool software

Digital Technology Laboratory Corporation

Manufacture and sale of grinders and other finished products

Taiyo Koki Co., Ltd.

Overhaul of used machine tools

Mori Seiki Techno, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Fixture Laboratory, Ltd.

Manufacture and sale of auto parts, metal mold components, and machine tools components

Mori Seiki High Precision Machining Laboratory, Ltd.

Non-consolidated subsidiaries

Sales of machining centers, Jig borer, and other finished products

Mori Seiki International SA

Sale of machine tools (machining centers, CNC lathes, and other finished products)

Mori Seiki TECHNO G.m.b.H., Mori Seiki Machine Sales, Ltd.

Design, manufacture and sale of machine tool peripherals

Akishino Mold Laboratory Ltd.

Insurance agency

Mori Seiki Kosan, Ltd.

Leasing

Mori Seiki Leasing, Ltd.

Equity-method affiliates

Manufacture and sale of cast products, processed machine tools, and other finished products

Watanabe Seikosho Co., Ltd.

Non-equity method affiliates

Mori Seiki Moscow LLC, Other 4 non-equity method affiliates

Notes:

1. Mori Seiki Precision, Ltd. changed its name to Akishino Mold Laboratory Ltd. on July 6, 2006.
2. DTL Mori Seiki, INC. changed its name to Digital Technology Laboratory Corporation on October 25, 2006.
3. Mori Seiki Machine Sales ceased operations on March 31, 2004.
4. Mori Seiki USA Inc. merged Mori Seiki DISTRIBUTOR SERVICES INC. and Mori Seiki MID-AMERICAN SALES INC. on April 1, 2006.
5. Mori Seiki (UK) LTD. merged MS POLLARD LTD. on July 1, 2006

1. Mori Seiki's basic management policy

As a machine tool manufacturer, Mori Seiki Group strives to achieve its basic management policy, which is "to provide customers with innovative, accurate and trouble-free machines with excellent service and at competitive prices." We are aiming to become Global One in numerically controlled lathes, machining centers, multi-axis machines and grinding machines.

2. Target performance indicators

Mori Seiki Group purposes to become the number one company among the global machine tool industry by building a solid corporate structure, and responding quickly to the rapidly changing business environment and market trends. We believe that improving our profit margin is essential in achieving our pursuit. Our Group's target is to constantly achieve a consolidated operating income to sales ratio 10% or more, and we strive to improve both corporate value and shareholder profits.

3. Mori Seiki's medium to long-term business strategy

Mori Seiki Group is pursuing a medium-term management plan (Mori-568Plan) during the three-year period from Fiscal Year 2005 to Fiscal Year 2007. The basic goal of the Mori-568Plan is "to have the ten largest companies in each major industry to become our key customers, and to become Global One in the machine tool industry." We are committed to the following three targets.

(1) Mori-5: Global market share of 5%

We are aiming to attain a 5% share of the global market. In order to achieve this, we have organized sales teams by industry and customer, and are cultivating new accounts. We are also committed to meet demands for replacement machines from our existing customers. We are also strengthening our sales activities in India, Russia, Central Europe (the Czech Republic, Hungary, Poland, Slovenia, etc), and Mexico.

(2) Mori-6: Consolidated cost of sales ratio of 60%

We are aiming to achieve a consolidated cost of sales ratio of 60%. In order to achieve this, we have been conducting stringent cost management from the stage of designing, in order to reduce material costs by increasing in-house production and standardizing parts. In order to raise our in-house production ratio, we have built a Casting Plant, Heat Treatment Plant and Sheet Metal Plant at our Iga Campus, and a Machining Plant at our Chiba Campus. We also intend to increase our employees' productivity by 50%, by improving machine operating rate and reducing work hours.

(3) Mori-8: Establishing production system for at least 800 machines per month

By promoting innovative production methods such as the cell production system and auto campsite system, we have been capable in maintaining a stable monthly production capacity of 600 units, but our customers' requirements are becoming stricter, and they are becoming more demanding for faster delivery of products. In response to this, we are investing 22 billion yen in plant and equipment over a three-year period. We are also strengthening our relations with suppliers and developing systems to improve our procurement capacity, shorten lead times and respond quickly to fluctuations in demand.

4. Challenges facing Mori Seiki

The business environment which the Mori Seiki Group faces in the future is becoming more complicated due to increase in cost of oil and materials, mounting risk for further fluctuation in foreign exchange rates, and fiercer competition between companies.

The second year of the Mori-568 Plan progressed smoothly, but that was partly because of favorable order environment and the weakness of Japanese Yen against major currencies. In the future, we will make every effort to strengthen our corporate structure, so that we can achieve our business targets without our results being affected by – changes in order environment or exhange rates. As we move on towards closing our final year of the Mori-568Plan, we are about to establishing and setting our next medium-term management plan.

As the Mori Seiki Group grows, we consider strengthening management system is our upmost task to be achieved.

Maintaining product quality is our primary concern when we think about obtaining customers' strong expectations towards excellence and their business continuity. Mori Seiki considers everything related to our customers, from development and production to sales and service, are quality issues and we work hard to win their satisfaction. For development, we fix problems detected at our customers' factories, prevent them from happening again, and make the solution standard so that we can ensure total quality. We also inspect all newly developed machines and perform product checks at initial stages after every design modification. For manufacturing, we pick up processing errors discovered during the product inspection process, identify the operator, and make sure that we fully understand the underlying cause. For service, our centralized service call function in Japan based at our Service Centers at Iga and Chiba provides a 24-hour, 365-day customer support system. In order to offer a uniformly high quality service to our customers worldwide, we are planning to further strengthen our high-speed maintenance service system at our Service Centers, Technical Centers and Parts Centers both in Japan and overseas. We are working to enhance level of quality by reinforcing management systems and carrying out improvements.

In recent years, awareness towards non-proliferation of weapons of mass destruction and the prevention of stockpiling of conventional weapons has been increasing. Mori Seiki Group has introduced and is strictly enforcing internal controls (compliance programs) to ensure that we are in full compliance with all export control regulations. We will continue to treat export controls for international security as a matter of highest priority.

In June 2006 the Foreign Exchange and Foreign Trade Law (known as J-SOX) was enacted, and from Fiscal Year 2008 assessment of listed companies' internal controls concerning the accuracy of financial reporting will be required by law.

In light of the importance of the reliability of financial reporting, in October 2005 Mori Seiki established a special team within our Internal Auditing Department to be responsible for the promotion of the internal control systems and preparations for documentation of all our workflow processes prior to the Foreign Exchange and Foreign Trade Law being enacted.

The most important factor for ensuring that we can conduct our business in a highly transparent manner is the constant, effective functioning of the cycle of performing tasks properly, discovering problems swiftly and dealing with them appropriately. Mori Seiki Group will continue to strengthen our internal control and risk management systems.

Consolidated balance sheets

Bracket	Note No.	Previous consolidated fiscal year(A) (March 31 ,2006) Amount(million yen)	Percentage of total (%)	Current consolidated fiscal year(B) (March 31 ,2007) Amount(million yen)	Percentage of total (%)	Change(B-A) Amount(million yen)
(Assets)						
I Current Assets						
1 Cash and deposit		31,582		29,959		
2 Notes and account receivable	※7	29,961		32,916		
3 Inventories		25,063		29,904		
4 Deferred income taxes		141		1,881		
5 Consumption tax receivable		346		610		
6 Other		2,543		2,704		
7 Allowance for doubtful receivables		△273		△281		
Total current assets		89,365	54.9	97,694	57.8	8,328
II Fixed assets						
1 Property ,plant and equipment	※1					
(1) Buildings and structure		25,100		23,067		
(2) Machinery ,equipment and vehicles		5,814		7,004		
(3) Land	※5	21,016		15,533		
(4) Construction in progress		717		82		
(5) Other		3,098		3,721		
Total property ,plant and equipment		55,747	34.3	49,409	29.2	△6,337
2 Intangible fixed assets						
(1) Goodwill		1,325		—		
(2) Represent goodwill		—		1,773		
(3) Other	※4	1,626		2,319		
Total Intangible fixed assets		2,952	1.8	4,092	2.4	1,139
3 Investments and other assets						
(1) Investment in securities	※3	13,914		15,709		
(2) Long-term prepaid expenses		234		159		
(3) Deferred income taxes		26		165		
(4) Other	※3	537		1,804		
(5) Allowance for doubtful receivables		—		△1		
Total investments and other assets		14,712	9.0	17,837	10.6	3,124
Total fixed assets		73,412	45.1	71,340	42.2	△2,072
Total assets		162,778	100.0	169,034	100.0	6,255

Bracket	Note No.	Previous consolidated fiscal year(A) (March 31 ,2006) Amount(million yen)		Percentage of total (%)	Current consolidated fiscal year(B) (March 31 ,2007) Amount(million yen)		Percentage of total (%)	Change(B-A) Amount(million yen)	
(Liabilities)									
I Current liabilities									
1 Account payable			9,697			11,612			
2 Short-term loans			1,320			1,500			
3 Current portion of long-term debt			5,084			—			
4 Other accounts payable			4,465			6,786			
5 Accrued expenses			417			476			
6 Advances received			2,084			1,398			
7 Accrued income taxes			1,387			4,982			
8 Accrued consumption tax			40			48			
9 Deferred income taxes			203			164			
10 Allowance for warranty protection			—			810			
11 allowance for executive bonuses			—			158			
12 Other			1,332			3,166			
Total current liabilities			26,032	16.0		31,104	18.4		5,071
II Long-term liabilities									
1 Bonds with stock acquisition right			9,333			3,920			
2 Long-term debt			5,124			—			
3 Long-term accounts payable			332			430			
4 Deferred income taxes			3,358			844			
5 Deferred income taxes on reserve for land revaluation	※5		1,824			1,699			
Total long-term liabilities			19,972	12.3		6,894	4.1		△13,078
Total liabilities			46,005	28.3		37,998	22.5		△8,007
(Minority interests)									
Minority interests			425	0.2		—	—		
(Shareholders' equity)									
I Common stock	※6		29,285	18.0		—	—		
II Capital surplus			42,529	26.1		—	—		
III Retained earnings			49,645	30.5		—	—		
IV Reserve for land revaluation	※5		△4,636	△2.8		—	—		
V Net unrealized holding gain on securities			4,576	2.8		—	—		
VI Translation adjustment			△1,186	△0.7		—	—		
VII Treasury stock	※6		△3,867	△2.4		—	—		
Total shareholders' equity			116,347	71.5		—	—		—
Total liabilities ,minority interests ,and shareholders' equity			162,778	100.0		—	—		—

Bracket	Note No.	Previous consolidated fiscal year(A) (March 31 ,2006)			Current consolidated fiscal year(B) (March 31 ,2007)			Change(B-A)	
		Amount(million yen)		Percentage of total (%)	Amount(million yen)		Percentage of total (%)	Amount(million yen)	
(Net worth)									
I Shareholders' equity									
1 Common stock			—			32,022			
2 Capital surplus			—			45,328			
3 Retained earnings			—			53,985			
4 Treasury stock			—			△5,368			
Total shareholders' equity			—	—		125,968	74.5		—
II adjustment gains and losses									
1 Net unrealized holding gain on securities			—			4,559			
2 Deferred hedge profits			—			△1,341			
3 Reserve for land revaluation	※5		—			1,545			
4 Translation adjustment			—			△240			
Total adjustment gains and losses			—	—		4,522	2.7		—
III Minority interests			—	—		545	0.3		—
Total net worth			—	—		131,036	77.5		—
Total liabilities ,net worth			—	—		169,034	100.0		—

Consolidated Statement of income

		Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)			Current consolidated fiscal year (April 1, 2006 to March 31, 2007)			Change (B-A)
	Note	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)
I Net sales			145,339	100.0		172,262	100.0	26,992
II Cost of sales			89,984	61.9		102,312	59.4	12,327
Gross profit			55,354	38.1		69,949	40.6	14,594
III Selling, general and administrative expenses	※ 1,2		39,060	26.9		44,906	26.1	5,846
Operating income			16,294	11.2		25,043	14.5	8,748
IV Non-operating income								
1 Interest income		54			133			
2 Dividend income		70			107			
3 Equity method income		64			45			
4 Bond premium		115			—			
5 Other		321	625	0.4	235	522	0.3	△103
V Non-operating expenses								
1 Interest expense		110			47			
2 Foreign exchange loss		292			339			
3 Fees and commissions		373			218			
4 Bond issue expense		72			—			
5 Bond redemption expense		21			54			
6 Other		145	1,017	0.7	187	848	0.5	△168
Ordinary income			15,902	10.9		24,716	14.3	8,814
VI Extraordinary income								
1 Gain on sale of fixed assets	※ 3	378			57			
2 Gain on sale of investments in securities		917			—			
3 Gain on sales of investments and other assets		—			5			
4 Reversal of allowance for doubtful accounts		13	1,309	0.9	37	101	0.1	△1,208
VII Extraordinary expenses								
1 Loss on sale of fixed assets	※ 4	120			185			
2 Loss on disposal of fixed assets	※ 5	1,238			155			
3 Loss on inventory disposal	※ 6	608			4,209			
4 Loss on devaluation of investments in securities		—			201			
5 Loss on termination of leases		44			—			
6 Loss on sales of investments and other assets		45			6			
7 Allowance for warranty protection the past fiscal year		—	2,058	1.4	657	5,415	3.1	3,356
Income before income taxes			15.154	10.4		19,403	11.3	4,249
Income taxes		1,146			5,308			
Corporation tax adjustment		125	1,271	0.9	△2,202	3,105	1.8	1,834
Minority interests in net income			△80	△0.0		△102	△0.1	△21
Net income			13,801	9.5		16,194	9.4	2,393

Consolidated statement of retained earnings

		Current consolidated fiscal year (April 1, 2006 to March 31, 2007)	
division	Note	Amount	(million yen)
(Capital surplus)			
I Capital surplus at start of period			40,932
II Increase in capital surplus			
1 Issue of new stock resulted from capital increase		1,093	
2 Gain on disposal of Treasury stock		502	1,596
III Capital surplus at end of quarter (full year)			42,529
(Retained earnings)			
I Retained earnings at start of period			46,525
II Increase in retained earnings			
Net income		13,801	13,801
III Decline in retained earnings			
1 Dividends		1,760	
2 Bonuses to directors		115	
3 Reversal of reserve for land revaluation		8,535	10,411
IV Retained earnings at end of year			49,645

Current consolidated fiscal year (April 1,2006 to March 31,2007)

	Owners'equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock at Cost	Total owners' equity
Balance as of year March 31 2006(million yen)	29,285	45,529	49,645	△3,867	117,593
Amount of changes in the fiscal year					
Issue of new stock	2,736	2,730			5,466
Dividends of retained earnings			△3,677		△3,677
Dividends of retained earnings (Medium dividends)			△1.852		△1.852
Bonuses to directors			△142		△142
Net income			16,194		16,194
Purchase of Treasury stock				△2,564	△2,564
Disposal of Treasury stock		69		1,062	1,132
Reversal of reserve for land revaluation			△6,181		△6,181
Net amount of changes in the fiscal year other than owners'equity					—
Total amount of changes in the fiscal year	2,736	2,799	4,340	△1,501	8,375
Balance as of March 31,2007 (million yen)	32,022	45,328	53,985	△5,368	125,968

	Adjustment gains and losses					Minority Interests	Total of Net Income
	Net unrealized gains and losses on securities	Income of deferral hedge	Reserve for land revaluation	Translation adjustment	Total of Net worth		
Balance at end of year March 31 2006(million yen)	4,576	—	△4,636	△1,186	△1,246	425	116,772
Amount of changes in the fiscal year							
Issue of new stock							5,466
Dividends of retained earnings							△3,677
Dividends of retained earnings (Medium dividends)							△1,852
Bonuses to directors							△142
Net income							16,194
Purchase of Treasury stock							△2,564
Disposal of Treasury stock							1,132
Reversal of reserve for land revaluation							△6,181
Net amount of changes in the fiscal year other than owners'equity	△16	△1,341	6,181	945	5,768	120	5,888
Total amount of changes in the fiscal year	△16	△1,341	6,181	945	5,768	120	14,263
Balance as of March 31,2007 (million yen)	4,559	△1,341	1,545	△240	4,522	545	131,036

Consolidated Statement of Cash flows

	Note	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
	Note	Amount (million yen)	Amount (million yen)
I Cash flow from operating activities			
1 Income before income taxes and minority interests		15,154	19,403
2 Depreciation and amortization		5,289	4,982
3 Loss on sale of fixed assets		120	185
4 Loss on disposal of fixed assets		1,238	155
5 Loss on impairment of fixed assets		608	4,209
6 Gain on sale of fixed assets		△378	△57
7 Gain on sale of investments in securities		△917	–
8 Loss on devaluation of investments in securities		–	201
9 Profit on sale of investments in other		–	△5
10 Loss on devaluation of affiliate companies share		44	–
11 Amortization of represent goodwill		–	703
12 Consolidated adjustment account write-offs		105	–
13 Equity method income		△64	△45
14 Loss on devaluation of investments in assets		45	6
15 Increase in Bonuses to directors and statutory auditors		–	158
16 Bond issue expense		72	–
17 Bond redemption expense		21	54
18 Increase in allowance for doubtful receivables		△235	△8
19 Increase in allowance of products warranty		–	810
20 Interest and dividend income		△124	△240
21 Interest expense		110	47
22 Unrealized exchange gain		△460	△845
23 Increase in trade receivable		△1,175	△1,789
24 Decrease (increase) in inventories		△2,672	△5,681
25 Increase in accounts payable		1,346	1,812
26 Decrease (increase) in uncollected consumption tax		78	△263
27 Increase (decrease) in unpaid consumption tax		△1	7
28 Increase (decrease) in other accounts payable		△94	2,227
29 Bonuses to directors and statutory auditors		△115	△142
30 Other		△350	△836
Sub-total		17,648	25,048
31 Interest and dividend income received		126	238
32 Interest paid		-111	△50
33 Income tax (paid) refunded		-535	△1,741
Cash flow from operating activities		17,128	23,495
II Cash flow from investing activities			
1 Net change in fixed-term deposits		3	–
2 Increase in investments in securities		△1,627	△1,535
3 Proceeds from sale of investment securities		1,134	–
4 Increase in investment in a subsidiary and an affiliate companies		△93	△1,845
5 Acquisition of stock in consolidated subsidiaries due to change in consolidated group		29	–
6 Increase in investment for affiliate companies		–	△57
7 Proceeds from adjustment for stock of affiliate companies		–	11
8 Proceeds from sale of property, plant and equipment		2,542	4,855
9 Purchase of property, plant and equipment		△3,780	△5,936
10 Purchase of other assets		△1,080	△2,449
11 Purchase of loan for long-term advance		–	△969
12 Other		△128	△153
Cash flow from investing activities		△3,001	△8,082
III Cash flow from financing activities			
1 Increase (decrease) in short-term bank loans		50	180
2 Proceeds from long-term debt		△7,886	△10,208
3 Redemption of bonds		11,542	–
4 Proceeds from disposal of Treasury stock		2,525	1,132
5 Purchase of Treasury stock		△37	△2,563
6 Cash Dividend		△1,760	△5,530
7 Proceed from minority interests		192	–
Cash flow from financing activities		4,524	△16,989
IV Effect of exchange rate changes on cash and cash equivalents		158	△46
V Increase (decrease) in cash and cash equivalents		18,810	△1,623
VI Cash and cash equivalents at beginning of the year		12,772	31,582
VII Cash and cash equivalents at end of the year		31,582	29,959

Notes related to the preparation of the consolidated financial statements

	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006to March 31, 2007)
1 Scope of consolidated group (1) Consolidated subsidiaries	26 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. MS POLLARD LTD. is included as a consolidated subsidiary from the current consolidated fiscal year following its acquisition by the Company.	23 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. Consolidated subsidiaries Mori Seiki DIATRIBUTOR SERVICES,INC, and Mori Seiki MID-AMERICAN SALES INC.are omitted from the consolidated accounts due to their assimilation by Mori seiki U.S.A.INC. (DISTRIBUTOR is 01/04/2006, MID-AMERICAN is 01/07/2006)
(2) Non-consolidated subsidiaries	Non-consolidated subsidiary names Mori Seiki TECHNO G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All five non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.	Non-consolidated subsidiary names Mori Seiki INTERNATIONAL, SA. Mori Seiki TECHNO G.m.b.H. AKISHINO KANAGATA institute. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All six non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.
2 Associated companies (1) Associated companies to which equity method applies Company name	(one company) Watanabe Seiko's Co., Ltd.	Unchanged
(2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method	Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki TECHNO G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Affiliated companies ITOCHU Plamac Corporation and four others Reason for non-application of the equity method All six non-consolidated subsidiaries and affiliates are small in scale. Their consolidated net income and retained earnings are not significant for the consolidated financial statements are not important for the overall group.	Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries MoriSeikiINTERNATIONAL,SA. Mori Seiki TECHNO G.m.b.H AKISHINO KANAGATA institute Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Affiliated companies Mori Seiki MOSCOW, LLC. and 4others. Reason for non-application of the equity method Unchanged

	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
3 Fiscal year end of consolidated subsidiaries	Four consolidated subsidiaries have end-December fiscal year-ends, and 22 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.	Four consolidated subsidiaries have end-December fiscal year-ends, and 19 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.
4 Summary of significant accounting policies (1) Assets ① securities	Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Securities without determinable market value ……Stated at cost using the moving average method	Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Securities without determinable market value ……Unchanged
② Inventories	Merchandise / Finished goods / Work-in-process Stated principally at cost using the average method for domestic consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries. Raw materials ……Stated at cost using the moving average method Supplies……Stated at cost using the last purchase price method	Unchanged
③ Net liabilities resulting from derivatives transactions	Stated at market value.	Unchanged
(2) Depreciation ① Property, plant and equipment	Declining balance method, although the straight line method is used for overseas consolidated subsidiaries. Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 7 to 50 years Machinery, equipment and vehicles: 2 to 17 years	Unchanged
② Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)	Straight line method However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)
(3) Accounting for significant deferred charge Bonds issuance costs	Amounts are charged to income as incurred	—

	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
(4) Standard for inclusion of reserves ① Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.	Unchanged
②provision for product warranty	—	The Company recorded provision for product warranty based on ratio of actual payment against sales in the past in preparance for its payment for a priod of charge-free warranty on products.
③provision for directors' bonus	—	The company recorded provision for directors' bonus based on an estimated payment amount inpreparance for its payment.
(5) Conversion of foreign currency-denominated assets and liabilities of consolidated group companies	Foreign currency-denominated receivables and payables of consolidated group companies are translated into yen at the fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to income as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.	Foreign currency-denominated receivables and payables of consolidated group companies are translated into yen at the fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to net asset as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.
(6) Method of accounting for major lease transactions	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.	Unchanged
(7) Hedge accounting ① hedge accounting	The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.	Unchanged
② Items to be hedged, and methodology	Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions	Unchanged
③ Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	Unchanged
④ Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.	Unchanged
⑤ Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.	Unchanged
(8) Other significant issues Consumption tax	Sales are included net of consumption tax.	Unchanged
5 Assets and liabilities of consolidated subsidiaries	Assets and liabilities of consolidated subsidiaries are stated at market value.	Unchanged

	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
6 Consolidated adjustment account	The consolidated adjustment account is depreciated on a straight line basis over five years.	—
7 Distribution of retained earnings	The consolidated statement of retained earnings is based on the Company's distribution of retained earnings as determined during the fiscal year.	—
8 Definition of current assets in the consolidated Statement of Cashflows	Current assets are defined as cash in hand, immediately redeemable deposits, and other deposits that can be easily converted into cash, as well as short-term investments with redemption dates within three months of the date of acquisition, and which entail only minimal risk of price change.	Unchanged

Change in Accounting

Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal yea (April 1, 2006 to March 31, 2007)
(Change in accounting for sales recognition) From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. This change reflects the increase in turnkey projects, which involve an increasing time from shipping to customer acceptance due to their greater complexity and sophistication. The change is designed to make the booking of sales more objective. The Company is increasing the strictness of its management between shipping and customer acceptance, and working to raise quality standards even further. The impact of the change is to reduce consolidated sales by 1,798 million yen, and operating income, ordinary income, and net income before taxes by 544 million yen. The impact on individual segments is noted as relevant.	――
(Change in accounting for fixed asset impairment) From the current consolidated fiscal year, the Company has adopted the accounting standards related to fixed asset impairment published by the Accounting Standards Council (9 August 2002) and the Accounting Standards Board of Japan (31 October 2003). The impact is to reduce pre-tax net income by 608 million yen. Cumulative impairment is subtracted directly from individual assets, based on the revised interim corporate financial statements standard.	――
	(accrued warranty cost) Repair cost of manufactured goods under charge-free guarantee had been recording as expense traditionally when we make payment. But from the current fiscal year, this method is changed to posting accrued warranty cost based on ratio of defrayment against sales of the past. This change is to improve "periodic accounting of profit and loss" by matching repair cost of change-free guarantee and income at the time of delivery because the importance of management of this cost is increasing. 153 million yen of the provision of the reserve for current consolidated fiscal accounting year is posted as general administrative and selling expenses and 657 million yen of the past fiscal year is posted as extraordinary charge with this change. Compared to traditional standard, "operating profit" and "current profits" decrease 153 million yen and "income before income taxes and others" diminish 810 million yen. Meanwhile, the effect on the segment information is described in corresponding section.

Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)
———	(Accounting standards regarding indication of net assets of balance sheet) "Accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC.2005 financial accounting standards Article 5) and "Application guideline of accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC. 2005 application guideline of financial accounting standards Article 8) apply to accounting standards from current consolidated fiscal year. There is no impact to profit and loss by this application. Meanwhile, amount of the equivalent of traditional "equity section" is 131,832million yen. Consolidate financial statement of current consolidated fiscal year is made by rule of revised consolidate financial statement.
———	(Accounting standards regarding board members' bonus) "Accounting standards regarding board members' bonus"(Administration of financial accounting standards 29th NOV. 2005 financial accounting standards Article 4") apply to accounting standards from current consolidated fiscal year. With this changes, operating profit, current profits and net income before taxes and other adjustments decrease 158 million yen, compared established standard. Meanwhile, the effect on the segment information is described in corresponding section.

Change of display method

Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 toMarch 31, 2007)
(consolidated balance sheet) "Advance receipt" which was showed as "other" of current liability section until preceding consolidated fiscal year describe separately from current consolidated fiscal year because it exceeded hundredth part of amount of dept, minority equity and capital. Meanwhile, Advance receipt of preceding consolidated fiscal year is 1,310 million yen.	(consolidated balance sheet) Consolidated adjustment account of "goodwill" and "other" of intangible fixed asset in preceding consolidated fiscal year are described as "represent goodwill" from current consolidated fiscal year.
———	(consolidated statement of cash flows) "Amortization of goodwill " of "Amortization of consolidation account adjustment" and "Depreciation" in preceding consolidated fiscal year are described "Amortization of represent goodwill" from current consolidated fiscal year.

(Consolidated balance sheets)

Previous consolidated fiscal year (March 31, 2006)	Current consolidated fiscal year (March 31, 2007)
※1 Cumulative depreciation of property, plant and equipment 70,547 million yen 2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 346 others) 2,399 million yen ※3 Notes related to non-consolidated subsidiaries and Affiliated companies Investments in securities (stock) 1,138 million yen Investments and other assets Other (capital) 71 million yen ※4 The following are included in 'Other intangible fixed assets' Consolidated adjustment account 24 million yen ※5 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 4,636 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation △4,773 million yen ※6 Total number of shares in issue Common shares 96,364 thousand Number of Treasury shares held by the Company Common shares 4,454 thousand	※1 Cumulative depreciation of property, plant and equipment 68,593 million yen 2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 389 others) 2,458 million yen ※3 Notes related to non-consolidated subsidiaries and Affiliated companies Investments in securities (stock) 3,016 million yen Investments and other assets Other (capital) 137 million yen — ※5 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,699 million yen is included as part of liabilities and, and a negative 1,545 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation △3,089 million yen —
	※7 The accounting treatment of the bill that receives the date on the day of the end of the term does the settlement processing on the clearing day. In addition, since this last day of a consolidated-financial-accounting fiscal year was a holiday of the financial institution, the following terminal date matured bill is contained in the term-end balance. A bill receivable 117 million yen
8 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 11,000 million yen Borrowed — Balance 11,000 million yen	8 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 30,000 million yen Borrowed — Balance 30,000 million yen

(Consolidated Statements of income)

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)		Current consolidated fiscal year (April 1, 2006 to March 31, 2007)	
※1 Principal items of selling expenses and general administrative expenses		※1 Principal items of selling expenses and general administrative expenses	
Freight	6,688 million yen	Freight	7,851 million yen
Sales promotion expenses	3,334 million yen	Sales promotion expenses	4,634 million yen
Salaries and bonuses	9,986 million yen	Salaries and bonuses	11,185 million yen
Retirement benefits	245 million yen	Retirement benefits	310 million yen
Depreciation	2,262 million yen	Depreciation	1,642 million yen
Fees and commissions	2,121 million yen	Amortization of represent goodwill	703 million yen
Research and development expenses	3,572 million yen	Fees and commissions	2,616 million yen
Consolidated adjustment account depreciation	82 million yen	Research and development expenses	3,553 million yen
		Accrued warranty cost	153 million yen
		Director bonus reserve fund transfer	158 million yen
※2 Total research and development expenses (general administrative expense)	4,659 million yen	※2 Total research and development expenses (general administrative expense)	3,553 million yen
※3 Gain on sale of fixed assets (breakdown)		※3 Gain on sale of fixed assets (breakdown)	
Buildings and structures	8 million yen	Buildings and structures	47 million yen
Machinery, equipment and vehicles	20 million yen	Machinery, equipment and vehicles	8 million yen
Land	347 million yen	Other (furniture and equipment)	1 million yen
Other (furniture and equipment)	1 million yen	Total	57 million yen
Total	378 million yen		
※4 Loss on sale of fixed assets (breakdown)		※4 Loss on sale of fixed assets (breakdown)	
Machinery, equipment and vehicles	80 million yen	Buildings and structures	140 million yen
Land	39 million yen	Machinery, equipment and vehicles	4 million yen
Other (furniture and equipment)	0 million yen	Land	38million yen
Total	120 million yen	Other (furniture and equipment)	1 million yen
		Total	185 million yen

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

※5 Loss on disposal of fixed assets (breakdown)

Buildings and structures	458 million yen
Machinery, equipment and vehicles	737 million yen
Software	31 million yen
Other (furniture and equipment)	11 million yen
Total	1,238 million yen

※6 Impairment losses

The Company recognized the following impairment losses:

Use	Type	Location	Value Millions of yen
Idle	Land	Ikoma, Nara	302
Idle	Land	Eniwa, Hokkaido	47
Idle	Machinery	Taiyo Koki Co.,Ltd	40
Idle	Other	Taiyo Koki Co.,Ltd	5
Other	Goodwill	Mori Seiki MID-AMERICAN SALES INC.	213
Total			608

(Background)
The Company acquired the land in Nara Prefecture for use as a research facility, and the land in Hokkaido for the construction of a marketing and sales office. Both plots of land are now idle following changes in capital spending plans. The machinery and other in Taiyo Koki Co.,Ltd. are also now idle.
In the absence of any planned use in the future, and given the decline in the value of the land, machinery and other, the Company recognizes the impairment of their value. Mori Seiki MID-AMERICAN SALES INC. recognized impairment loss on goodwill because Ellison Technologies, Inc., which entered into the business alliances with Mori Seiki Group as a distributor, started its business operation in 8 states in the United States; Illinois, Wisconsin, Iowa, Ohio, Indiana, Kentucky, Missouri and Michigan.

(Grouping)
Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

(Recoverable amounts in the calculation)
Recoverable amounts are measured at the net selling price. Recoverable amounts of land are based on valuation for the property tax purposes after the reasonable adjustments.

Current consolidated fiscal year (April 1, 2006 to March 31, 2007)

※5 Loss on disposal of fixed assets (breakdown)

Buildings and structures	70 million yen
Machinery,equipment and vehicles	20 million yen
Software	44 million yen
Other (furniture and equipment)	19 million yen
Total	155 million yen

※6 Impairment losses

The Company recognized the following impairment losses

Use	Type	Location	Value Millions of yen
Seles Office 30 places	Building	Yokohama, Yokohama Oonojyo,Hukuoka	1,283
	Land		2,018
Company house・Domitory 4 places	Building	Chiba,Chiba Nara,Nara Yamatokooriyama, Nara Sagamihara ,Kanagawa	153
	Land		233
Idle 2places	Land	Ikoma, Nara Eniwa, Hokkaido	520
Total			4,209

(Background)
The Company used the land and the building use as sales office and so on.
The decision of sell off these assets in the current fiscal year, the Company recognizes the impairment of their value.These assets has been sold off at September 27,2006.

(Grouping)
Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

(Recoverable amounts in the calculation)
Recoverable amounts are measured at the assumed selling price.

(Consolicated Statement of changes in stockholders equity)

Current consolidated fiscal year(April 1, 2006 to March 31, 2007)

1 Certificated stock

	Previousconsolidated fiscal year	increase	decline	Current consolidated fiscal year
Common stock	96,364,872	4,001,402	—	100,366,274

(Profile)

breakdown

Eexercise the stock acquisition right of warrant bond 4,001,402 shares

2 Common stock of treasury

	Previous consolidated fiscal year	increase	decline	Current consolidated fiscal year
Common stock	4,454,518	1,005,408	1,125,991	4,333,935

(Profile)

Breakdown of increase

Purchase of treasury stock (Decision of Managing board) 1,000,000 shares

An increase by purchase of the stocks less than unit 5,408 shares

Breakdown of decline

exercise the stock acquisition right 1,124,500 shares

A decrease by purchase increase claim of the stocks of less than unit 147 shares

3 New stock reservation right etc.

None

4 Dividends

(1) Dividends

Decision	Kind	Amount dividend (million yen)	Dividend of stoke (yen)	Record date	Accrue validity
June 29, 2006 Annual general meeting	Common stock	3,677	40	March 31, 2006	June 29, 2006
October 30, 2006 Managing board	Common stock	1,852	20	September 30, 2006	December 28, 2006

(2) Dividend whose accrue validity is in the next fiscal year in dividend whose record date is in the current fiscal year.

Decision	Kind	Underling asset	Amount dividend (million yen)	Dividend of stoke (yen)	Record date	Accrue validity
June 28, 2007 Annual general meeting	Common stock	Earnings	2,305	24	March 31, 2007	June 28, 2007

(Consolidated Statement of Cash flows)

	Previous consolidated fiscal year (April 1, 2005 toMarch 31, 2006)	Current consolidated fiscal year (April 1, 2006 toMarch 31, 2007)
1 Relation between end-of-term cash and cash equivalents and amounts stated on the consolidated balance sheets	Cash and deposits account 31,582 million yen Cash and cash equivalents balance at end of term 31,582 million yen	Cash and deposits account 29,959 million yen Cash and cash equivalents balance at end of term 29,959 million yen
2 Principal assets and liabilities of newly acquired consolidated subsidiaries	The breakdown of assets and liabilities of MS SYFR AMO S.A.S. at the time of its consolidation due to the Company's acquisition of its stock, as well as the expenditure made in acquiring MS SYFRAMO S.A.S. stock are as follows: Current Assets 1,197 million yen Fixed assets 117 million yen Goodwill 602 million yen Current liabilities △1,907million yen MS POLLARD LTD. stock acquisition price 10 million yen Cash and cash equivalents △39 million yen Net expenditure on the acquisition of MS POLLARD LTD. 29 million yen	―――
3. Major non-cash transactions Exercise of stock acquisition rights	Increase in common stock upon exercise of stock acquisition rights 1,095 million yen Increase in capital surplus upon exercise of stock acquisition rights 1,093 million yen Decrease in bonds with stock acquisition right upon exercise of stock acquisition rights 2,167 million yen Bond redemption expense 21 million yen	Increase in common stock upon exercise of stock acquisition rights 2,736 million yen Increase in capital surplus upon exercise of stock acquisition rights 2,730 million yen Decrease in bonds with stock acquisition right upon exercise of stock acquisition rights 5,413 million yen Bond redemption expense 54 million yen

(Lease accounting)

	Previous consolidated fiscal year (April 1, 2005 toMarch 31, 2006)	Current consolidated fiscal year (April 1, 2006 toMarch 31, 2007)
Lessee 1 Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries		

(1) Equivalent of acquisition price, total depreciation, and balance at the end of the term

Previous consolidated fiscal year:

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	4,852	1,754	3,098
furniture and equipment	198	72	126
Total	5,051	1,826	3,224

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

Current consolidated fiscal year:

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	8,930	2,768	6,162
furniture and equipment	211	75	136
Total	9,142	2,843	6,298

(Note) Up to now, The acquisition price equivalent isdetermined by the payment interest method, but It changes it into the principle method. Because importance increased.
If ,the acquisition price equivalent is determined by the payment interest method, It is as follows.

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	9,515	2,906	6,609
furniture and equipment	263	120	143
Total	9,778	3,026	6752

(2) Balance of remaining lease charges at the end of the term

	Previous consolidated fiscal year	Current consolidated fiscal year
Less than one year	833 million yen	1,476 million yen
More than one year	2,391 million yen	4,885 million yen
Total	3,224 million yen	6,361 million yen

	The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.	Up to now, the equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, but It changes it into the principle method. Because importance increased. If ,the acquisition price equivalent is determined by the payment interest method, It is as follows. Less than one year 1,613 million yen More than one year 5,139 million yen Total 6,752 million yen
	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
(3) Equivalent of lease payments and depreciation	Lease payments 696 million yen Depreciation equivalent 696 million yen	Lease payments 1,288 million yen Depreciation equivalent 1,218 million yen Interest expense 137 million yen
(4) Calculation of depreciation equivalent	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	Unchanged
(5) Calculation of payment interest method	.	The equivalent to the balance of interest price is that which is difference between total lease charge and acquisition price, it is dstributed each period by interest price method
2 Operating leases Remaining lease payments	Less than one year 868 million yen More than one year 9,287 million yen Total 10,156 million yen	Less than one year 965 million yen More than one year 9,332 million yen Total 10,297 million yen

Marketable securities
Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Unrealized gain (million yen)
Securities whose carrying value exceeds their acquisition costs	4,831	12,525	7,694
Sub-total	4,831	12,525	7,694
Securities whose carrying value does not exceed their acquisition costs	299	250	△49
Sub-total	299	250	△49
Total	5,130	12,775	7,645

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Other marketable securities sold during the current consolidated fiscal year

	Amount of sale (million yen)	Profit on sale (million yen)	Loss on sale (million yen)
Other marketable securities	1,134	917	—

3 Marketable securities not reported at market value

Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	300
Affiliated companies' stock	838

Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Difference (million yen)
Securities whose carrying value exceeds their acquisition costs	5,715	11,974	6,258
Sub-total	5,715	11,974	6,258
Securities whose carrying value does not exceed their acquisition costs	401	367	△34
Sub-total	401	367	△34
Total	6,117	12,341	6,224

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value

	Amount included on consolidated balance sheets (million yen)
(1) Stock of subsidiary and affiliated companies	
Subsidiary company stock	2,145
Affiliated companies' stock	870
(2) Other marketable securities	
An unlisted stock	350

Derivative Financial Instruments

1 Derivatives transactions

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
(1) Nature of transactions To avoid the risk of fluctuation in foreign currency exchange rates, the Company enters into forward foreign exchange contracts. The Company applies hedge accounting within the scope of the needs arising from the underlying items hedged.	(1) Nature of transactions Unchanged
(2) Policy regarding the use of derivatives transactions. Derivatives transactions are limited to the scope of the needs arising from the underlying items hedged. Derivatives transactions are not entered into for speculative trading purposes in accordance with the Company's internal guidelines.	(2) Policy regarding the use of derivatives transactions Unchanged
(3) Purpose The Company is constantly exposed to the risk of fluctuation in foreign currency exchange rates in its normal operations. In the interests of stability and efficiency, it sees a need to minimize this risk and to create an environment in which it can concentrate on the issues facing its core business. The Company applies hedge accounting to its derivatives transactions.	(3) Purpose Unchanged
(1) Hedge accounting Deferred hedge accounting.	① Hedge accounting Unchanged
(2) Items to be hedged, and methodology Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions	② Items to be hedged, and methodology Unchanged
(3) Hedging policy......Consolidated In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	③ Hedging policy Unchanged
(4) Assessing effectiveness......The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument..	④ Assessing effectiveness Unchanged
(4) Derivatives trading risks The Company utilizes derivates as hedges to reduce the inherent risk to its assets and liabilities. These transactions are not likely to have a major impact on the performance of the company. Derivatives trading is limited to highly credit-worthy financial institutions acting as counterparties, virtually eliminating counterparty default risk in the view of management.	(4) Derivatives trading risks Unchanged
(5) Risk management of derivatives transactions In accordance with the Company's internal policies on derivatives, the Finance Division of the Company is responsible for managing the market and credit risk relating to these transactions, and this division manages the position limits, credit limits, and the status of all open derivatives positions subject to approval by the director responsible. The Company's consolidated subsidiaries do not engage in derivatives transactions.	(5) Risk management of derivatives transactions Unchanged

2 Market value of derivatives transactions

Contract value, market value, and unrealized gain (loss)

	Type	End of previous consolidated fiscal year (March 31, 2006)				End of current consolidated fiscal year (March 31, 2007)			
		Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (loss) (million yen)
Derivatives transactions	Hedge transactions								
	Sell:								
	U.S. dollars	2,475	—	2,480	△4	3,033	—	2,984	△48
	Euro	7,885	—	8,178	△293	7,342	—	7,048	△294
	Pound sterling	—	—	—	—	453	—	436	△16
Total		10,360	—	10,659	△297	10,829	—	10,470	△359

Notes: 1 Calculation of market value
Foreign exchange hedges......Based on futures market pricing.
2 hedge accounting: Items subject to deferred hedge accounting are not disclosed.

1 Overview of retirement benefit accounting
Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
and
Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
The Company utilizes an employees' defined contribution pension plan.

2 Pension benefit obligation
Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
and
Current consolidated fiscal year .(April 1, 2006 to March 31, 2007)
None

3 Retirement benefits (breakdown)

	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
Contributions to defined benefit pension plan	642	769

4 Basis for calculation of pension benefit obligation

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
and
Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
None

(Overview of stock option)
Summary of Consolidated Financial and Business Results for the Fiscal are not written because of little importance.

(Tax-effective accounting)

	Previous consolidated fiscal year (March 31, 2006)		Current consolidated fiscal year (March 31, 2007)	
1 Principal causes of deferred income taxes and deferred tax liability	(1) Current		(1) Current	
	Deferred tax assets		Deferred tax assets	
	Inventories	493 million yen	Inventories	286 million yen
	Allowance for doubtful receivables	23 million yen	Not realization profit	598 million yen
	Unpaid business taxes	124 million yen	Bulk depreciation asset	226 million yen
	Other	220 million yen	Allowance for doubtful receivables	27 million yen
	Deferred income taxes Sub-total	861 million yen	Unpaid business taxes	315 million yen
	Appraisal reserve	△650 million yen	Other	433 million yen
	Deferred tax Total assets	210 million yen	Deferred income taxes Sub-total	1,887 million yen
	Net amount of deferred tax liability	△68 million yen	Appraisal reserve	△5 million yen
	Net Deferred tax assets	141 million yen	Deferred tax Total assets	1,881 million yen
	Deferred tax liability		Deferred tax liability	
	Other	271 million yen	Other	△164 million yen
	Deferred tax liability Total	271 million yen	Deferred tax liability Total	△164 million yen
	Net amount of deferred tax assets	△68 million yen	Net Deferred tax liability	△164 million yen
	Net Deferred tax liability	203 million yen		
	(2) Non-current		(2) Non-current	
	Deferred income tax assets		Deferred income tax assets	
	Investments in securities appraisal loss	929 million yen	Investments in securities appraisal loss	326 million yen
	loss carried forward	60 million yen	loss carried forward	1,029 million yen
	loss on inventory disposal	160 million yen	loss on inventory disposal	677 million yen
	Depreciation over tax deductible limit	536 million yen	Depreciation over tax deductible limit	16 million yen
	Other	151 million yen		912 million yen
	Deferred income taxes Sub-total	1,838 million yen	Other	119 million yen
	Appraisal reserve	△1,680 million yen	Deferred income taxes Sub-total	3,082 million yen
	Total deferred tax assets	158 million yen	Appraisal reserve	△1,480 million yen
	Deferred tax liability offset	△131 million yen	Total deferred tax assets	1,601 million yen
	Net deferred tax assets	26 million yen	Deferred tax liability offset	△1,435 million yen
	Deferred tax liability		Net deferred tax assets	165 million yen
	Extraordinary disposal reserve	42 million yen	Deferred tax liability	
	Asset reduction reserve	121 million yen	Extraordinary disposal reserve	15 million yen
	Other marketable securities differential	3,095 million yen	Asset reduction reserve	116 million yen
	Other	231 million yen	Other marketable securities differential	1,693 million yen
	Total deferred tax liability	3,490 million yen	Other	455 million yen
	Deferred income taxes offset	△131 million yen	Total deferred tax liability	2,280 million yen
	Net deferred tax liability	3,358 million yen	Deferred income taxes offset	△1,435 million yen
	Deferred tax liability related to revaluation	1,824 million yen	Net deferred tax liability	884 million yen
			Deferred tax liability related to revaluation	1,699 million yen

	Previous consolidated fiscal year (March 31, 2006)		Current consolidated fiscal year (March 31, 2007)	
2 Causes of the differential between statutory tax rates and income taxes after application of tax-effective accounting	Statutory tax rate	40.49%	Statutory tax rate	40.49%
	(adjustment)		(adjustment)	
	Entertainment and other expenses not admissible as losses	0.25%	Entertainment and other expenses not admissible as losses	0.85%
	Dividend income and other profits not admissible as losses	△0.09%	Dividend income and other profits not admissible as losses	△0.27%
	Resident's tax equalization	0.29%	Resident's tax equalization	0.30%
	Temporary differential related to investment in subsidiaries	1.45%	Temporary differential related to investment in subsidiaries	1.72%
	Appraisal reserve	△35.26%	Appraisal reserve	△22.87%
	Elimination of unrealized loss on inventories	1.54%	Elimination of unrealized loss on inventories	△2.97%
	Other	△0.28%	Other	△1.24%
	Income tax rate after adjustment for tax-effective accounting	8.39%	Income tax rate after adjustment for tax-effective accounting	16.01%

(Segment information)
By business
Fiscal year 2005 (April 1, 2005 to March 31, 2006)
And Fiscal year 2006 (April 1, 2006 to March 31, 2007)
As the Company and its consolidated subsidiaries manufacture and sell the same kinds and same series of machine tools which are similar in terms of the type and nature of the products, the manufacturing methods and sales markets, the disclosure of business segment information has been omitted.

By geographic region

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
I Sales and operating income							
Sales							
(1) Sales to third parties	79,066	31,774	31,531	2,967	145,339	—	145,339
(2) Intra-group sales	50,369	771	577	975	52,693	(52,693)	—
Total sales	129,435	32,545	32,108	3,943	198,033	(52,693)	145,339
Operating expenses	114,981	31,159	31,333	3,684	181,158	(52,113)	129,045
Operating income (loss)	14,454	1,386	775	258	16,874	(580)	16,294
II Assets	123,216	13,726	20,116	2,920	159,980	2,798	162,778

Note: 1. Shared operating expenses are distributed among all segments.
2. Eliminations account for 26,914 million yen of assets, principally in the form of retained earnings at the parent (cash and deposits), long-term investment funds (investment securities), and Management HQ assets.
3 The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

4 Change of important matter concerning with making the basis of consolidated financial statement

(Accounting for sales recognition)

As stated in the "Notes related to the preparation of the consolidated financial statements

" From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. The impact of the change is to reduce consolidated sales by 1,798 million yen, and operating income, ordinary income and net income before taxes by 554 million yen.

The impact on individual segments is noted as relevant.

Current consolidated fiscal year (April 1, 2006 to March 31, 2007)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
I Sales and operating income							
Sales							
(1) Sales to third parties	88,643	34,328	44,475	4,544	172,262	—	172,262
(2) Intra-group sales	63,751	939	662	1,081	66,435	(66,435)	—
Total sales	152,395	35,267	45,407	5,626	238,697	(66,435)	172,262
Operating expenses	130,133	34,688	43,286	5,496	213,604	(66,385)	147,219
Operating income (loss)	22,262	579	2,121	129	25,093	(50)	25,043
II Assets	128,638	13,567	23,070	4,002	169,279	(244)	169,034

Note: 1. Shared operating expenses are distributed among all segments.
2. Eliminations account for 25,495 million yen of assets, principally in the form of retained earnings at the parent (cash and deposits), long-term investment funds (investment securities), and Management HQ assets.
3 The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

4 Important matter concerning with making the basis of consolidated financial statement

(Allowance for guaranty of Finished goods)

As stated in the "Notes related to the preparation of the consolidated financial statements

"From the current consolidated fiscal year, the repair cost under warranty changes from the expenditure to the allowance for guaranty of finished goods. The impact of the change is to reduce consolidated operating income before taxes by 153 million yen.

The impact on individual segments is noted as relevant.

(Accounting concerning Directors Bonus)

As stated in the "Notes related to the preparation of the consolidated financial statements

"From the current consolidated fiscal year, the company has adopted the "Accounting concerning Directors Bonus" (29 November 2005) .The impact of the change is to reduce consolidated operating income before taxes by 158 million yen.

The impact on individual segments is noted as relevant.

Overseas sales

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	36,421	33,303	12,397	82,122
II Consolidated Sales (million yen)	—	—	—	145,339
III Overseas sales as a percentage of total consolidated sales (%)	25.1	22.9	8.5	56.5

Notes: 1 overseas sale consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States , Brazil , Canada , Argentina , Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia

Current consolidated fiscal year (April 1, 2006 to March 31, 2007)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	38,886	46,954	16,483	102,324
II Consolidated Sales (million yen)	—	—	—	172,262
III Overseas sales as a percentage of total consolidated sales (%)	22.6	27.2	9.6	59.4

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States , Brazil , Canada , Argentina , Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, the Philippines, Vietnam

(Per share information)

yen	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
Net worth per share	1,264.32yen	1,358.82yen
Net income per share	153.62yen	174.78yen
Diluted net income per share	150.31yen	166.12yen
	――	(additional information) From the current consolidated fiscal year, the Company has adopted the reformed accounting standards related to net income per share published by the Accounting Standard Board of Japan (31 January 2006). Shareholders' equity per share calculated in the same way as previous consolidated fiscal year is 1,372.79 yen.

The basis of calculation of Net income per share and Diluted net income per share are as follows:

	Previous consolidated fiscal year (April 1, 2005 toMarch 31, 2006)	Current consolidated fiscal year (April 1, 2006 toMarch 31, 2007)
Net income per share		
Net income (million yen)	13,801	16,194
The amount of not belong to shareholders (million yen)	142	—
(Bonusesto directors by appropriated eamings)	(142)	(—)
Net income of shares (million yen)	13,658	16,194
Average number of shares in issue (thousand shares)	88,914	92,656
Diluted net income per share		
Net income adjustment (million yen)	—	—
The number of increase of shares (thousand shares)	1,953	4,831
(New stock option)	(1,953)	(4,831)

The transaction with the parties concerned

Previous consolidated fiscal year(April 1,2005 to March 31,2006)
And
Current consolidated fiscal year(April 1,2006 to March 31,2007)
None

Balance sheets for the years ending March 31,2006 and 2007

Account	Note Number	Previous fiscal year (March 31, 2006) Amount (million yen)		Percentage of total (%)	Current fiscal year (March 31, 2007) Amount (million yen)		Percentage of total (%)	Change Amount (million yen)	
Assets									
I Current Assets									
1 Cash and deposits			24,088			21,921			
2 Notes receivable	※8		846			816			
3 Accounts receivable	※5		27,278			30,706			
4 Finished goods			7,365			9,986			
5 Raw materials			7,074			8,442			
6 Work-in-process			4,760			5,773			
7 Supplies			63			90			
8 Deferred income taxes			31			993			
9 Consumption tax receivable			224			322			
10 Other accounts receivable			287			197			
11 Short-term loans			18			44			
12 Other			1,891			1,885			
13 Allowance for doubtful receivables			△72			△75			
Total current assets			73,856	49.9		81,105	53.7		7,248
II Fixed assets									
1 Property, plant and equipment	※1								
(1) Buildings			19,492			16,959			
(2) Structures			970			879			
(3) Machinery and equipment			5,054			6,137			
(4) Vehicles			51			56			
(5) furniture and equipment			2,412			2,907			
(6) Land	※6		18,240			12,653			
(7) Construction in progress			642			50			
Total property,plant and equipment			46,864	31.6		39,644	26.2		△7,219
2 Intangible fixed assets									
(1) Goodwill			800			—			
(2) Goodwill			—			400			
(3) Software			977			2,048			
(4) Software in progress			514			202			
(5) Telephone rights			2			2			
Total intangible fixed assets			2,294	1.5		2,654	1.8		359
3 Investments and other assets									
(1) Investments in securities			12,775			12,341			
(2) Shares in affiliate companies			9,013			10,847			
(3) Investments in affiliate companies			2,707			2,835			
(4) Long-term prepaid expenses			232			157			
(5) Long-term loans			—			969			
(6) Other			408			495			
(7) Allowance for bad debt			—			△1			
Total investments and other assets			25,138	17.0		27,646	18.3		2,508
Total fixed assets			74,297	50.1		69,945	46.3		△4,352
Total assets			148,154	100.0		151,051	100.0		2,896

Account	Note Number	Previous fiscal year (March 31, 2006) Amount (million yen)		Percentage of total (%)	Current fiscal year (March 31, 2007) Amount (million yen)		Percentage of total (%)	Change Amount (million yen)	
Liabilities									
I Current liabilities									
1 Accounts payable			7,977			9,848			
2 Current portion of long-term debt			5,000			—			
3 Other accounts payable			4,544			6,352			
4 Accrued expenses			259			315			
5 Accrued income taxes			218			3,585			
6 Advances received			668			583			
7 Deposits received			118			243			
8 Provision for product warranties			—			369			
9 Provision for bonus to directors			—			158			
10 Forward exchange contract			—			2,614			
11 Other			316			—			
Total current liabilities			19,104	12.9		24,070	15.9		4,966
II Long-term liabilities									
1 Bonds with stock acquisition rights			9,333			3,920			
2 Long-term debt			5,000			—			
3 Deferred income taxes			3,126			389			
4 Deferred income taxes on reserve for land revaluation	※6		1,824			1,699			
Total long-term liabilities			19,284	13.0		6,008	4.0		△13,275
Total liabilities			38,388	25.9		30,078	19.9		△8,309
Shareholders' equity									
I Common stock	※3		29,285	19.8		—	—		—
II Capital surplus									
1 Capital reserve			42,024			—			—
2 Other Capital surplus									
Gain on disposal of Treasury stock		504	504		—	—		—	—
Total capital surplus			42,529	28.6		—	—		—
III Retained earnings									
1 Legal reserve			2,650			—			—
2 General reserve									
(1) Extraordinary disposal reserv		114			—			—	
(2) Asset reduction reserve		184			—			—	
(3) Other reserve		32,600	32,898		—	—		—	—
3 Unappropriated retained earnings			6,354			—			—
Total retained earnings			41,903	28.3		—	—		—
IV Reserve for land revaluation	※6		△4,636	△3.1		—	—		—
V Net unrealized holding gain on securities			4,549	3.1		—	—		—
VI Treasury stock	※4		△3,865	△2.6		—	—		—
Total shareholders' equity			109,766	74.1		—	—		—
Total liabilities and shareholders' equity			148,154	100.0		—	—		—

Account	Note Number	Previous fiscal year (March 31, 2006) Amount (million yen)		Percentage of total (%)	Current fiscal year (March 31, 2007) Amount (million yen)		Percentage of total (%)	Change Amount (million yen)	
Net assets									
I Stockholders' equity									
1 Capitalstock			—	—		32,022	21.2		—
2 Capital surplus									
(1) Capital reserve		—			44,755			—	
(2) Other Capital surplus		—			573			—	
Total capital surplus			—	—		45,328	30.0		—
3 Retained earnings									
(1) Legal reserve		—			2,650			—	
(2) Other retained earnings									
Extraordinary disposal reserve		—			22			—	
Asset reduction reserve		—			171			—	
Other reserve		—			32,600			—	
Carrying forward retained earnings		—			8,808			—	
Total retained earnings			—	—		44,252	29.3		—
4 Treasury stock			—	—		△5,366	△3.5		—
Total stockholders' equity			—	—		116,238	77.0		—
II Valuation and converson balance									
1 Net unrealized holding gain on securities			—	—		4,530	3.0		—
2 Deferred hedge profit and loss			—	—		△1,341	△0.9		—
3 Reserve for land revaluation	※6		—	—		1,545	1.0		—
Total valuation and converson balance			—	—		4,734	3.1		—
Total net assets			—	—		120,972	80.1		—
Total liabilities and net assets			—	—		151,051	100.0		—

Statements of income for the years ending Marchi 31, 2006 and 2007

		Previous fiscal year (April 1, 2005 toMarch 31, 2006)			Current fiscal year (April 1, 2006 toMarch 31, 2007)			Change(B-A)	
	Note Number	Amount(million yen)		% of total (%)	Amount(million yen)		% of total (%)	Amount(million yen)	
Ⅰ Net sales	※1		124,144	100.0		144,824	100.0		20,680
Ⅱ Cost of sales			82,238	66.2		91,460	63.2		9,222
Gross profit			41,906	33.8		53,364	36.8		11,458
Ⅲ Selling,general and administrative expenses	※2,3		28,135	22.7		31,759	21.9		3,623
Operating income			13,770	11.1		21,605	14.9		7,835
Ⅳ Non-operating income									
1 Interest income		6			35				
2 Dividend income		72			110				
3 Rental income		27			8				
4 Bond premium		115			—				
5 Other		107	330	0.3	157	311	0.2		△18
Ⅴ Non-operating expenses									
1 Interest expense		71			21				
2 Loss on foreign currency transaction		293			351				
3 Commission payable		222			287				
4 Bond issue cost		72			—				
5 Bond redemption expense		21			54				
6 Other		16	698	0.6	28	743	0.5		44
Ordinary income			13,401	10.8		21,174	14.6		7,772
Ⅵ Extraordinary income									
1 Gain on sale of fixed assets	※4	268			3				
2 Gain on sale of Investments in securities		917			—				
3 Gain on sale of investments other assets		—			5				
4 Gain on reversal of allowance for bad debt		114	1,299	1.0	—	9	0.0		△1,289
Ⅶ Extraordinary ecpenses									
1 Loss on sale of fixed assets	※5	110			182				
2 Loss on disposal of fixed assets	※6	824			80				
3 Loss on shrinkage	※7	349			4,209				
4 Loss on evaluation of investments in securities		—			201				
5 Loss on evaluation of stock in affiliate companies		44			—				
6 Loss on evaluation of investment other assets		45			6				
7 Putting in provision for product warranties for prior periods		—	1,374	1.1	369	5,048	3.5		3,674
Income before income taxes			13,326	10.7		16,134	11.1		2,808
Income taxes		42			3,441				
Income taxes deferred		—	42	0.0	△1,510	1,931	1.3		1,889
Net income			13,284	10.7		14,203	9.8		919
Unappropriated retained earnings brought forward			1,604			—			—
Reversal of reserve for land revaluation			△8,535			—			—
Unappropriated retained earnings			6,354			—			—

Statement of variable shareholder's equity March 31, 2006 and 2007

	Shareholder's equity			
	Common stock	Capital surplus		
		Capital reserve	Other Capital surplus	Total of Capital surplus
Balance of March 31, 2006 (million yen)	29,285	42,024	504	42,529
Variable for business year				
Stock issue	2,736	2,730		2,730
Reversal of extraordinaty disposal reserve				
Reversal of assets reduction reserve				
Dividend of surplus				
Dividend of surplus (Interim return)				
Bonus to directors and statutory suditors				
Net income				
Acquisition of treasury stock				
Disposal of treasury stock			69	69
Reversal of reserve for land revaluation				
Variable of excluding shareholder's equity for business year(net amount)				
Total variable for business year (million yen)	2,736	2,730	69	2,799
Balance of March 31, 2007 (million yen)	32,022	44,755	573	45,328

	Shareholder's equity							
	Retained earnings						Treasury stock	Total of shareholder's equity
	Legal reserve	General reserve				Total of retained earnings		
		Extraordinary disposal reserve	Asset reduction reserve	Other reserve	Retained earnings carryback			
Balance of March 31, 2006 (million yen)	2,650	114	184	32,600	6,354	41,903	△3,865	109,852
Variable for business year								
Stock issue								5,467
Reversal of extraordinaty disposal reserve		△92			92			—
Reversal of asset reduction reserve			△12		12			—
Dividend of surplus					△3,677	△3,677		△3,677
Dividend of surplus (Interim return)					△1,852	△1,852		△1,852
Bonus to directors and statutory suditors					△142	△142		△142
Net income					14,203	14,203		14,203
Acquisition of treasury stock							△2,563	△2,563
Disposal of treasury stock							1,062	1,132
Reversal of reserve for land revaluation					△6,181	△6,181		△6,181
Variable of excluding shareholder's equity for business year (net amount)								—
Total variable for business year (million yen)	—	△92	△12	—	2,454	2,349	△1,500	6,385
Balance of March 31, 2007 (million yen)	2,650	22	171	32,600	8,808	44,252	△5,366	116,238

	Reserve of evaluation and translation				Total of net asset
	Hedge profit and loss carryback	Reserve for other securities	Reserve for land revaluation	Total reserve of evaluation and translation	
Balance of March 31, 2006 (million yen)	—	4,549	△4,636	△86	109,766
Variable for business year					
Stock issue					5,467
Reversal of extraordinaty disposal reserve					—
Reversal of asset reduction reserve					—
Dividend of surplus					△3,677
Dividend of surplus (Interim retum)					△1,852
Bonus to directors and statutory suditors					△142
Net income					14,203
Acquisition of treasury stock					△2,563
Disposal of treasury stock					1,132
Reversal of reserve for land revaluation					△6,181
Variable of excluding shareholder's equity for business year (net amount)	△1,341	△18	6,181	4,820	4,820
Total variable for business year (million yen)	△1,341	△18	6,181	4,820	11,206
Balance of March 31, 2007 (million yen)	△1,341	4,530	1,545	4,734	120,972

Important accounting policies

	Previous fiscal year (April 1, 2005 toMarch 31, 2006)	Current fiscal year (April 1, 2006 toMarch 31, 2007)
1 Investments in securities valuation standard and methodology	(1) Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. (2) Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method.	(1) Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Unchanged (2) Shares in subsidiaries and affiliated companies Unchanged
2 Liabilities arising as a result of derivatives trades valuation standard and methodology	Stated at market value	Unchanged
3 Inventories valuation standard and methodology	Merchandise, Finished goods, Work-in-process ...... Stated at cost using the average method Raw materials ...... Stated at cost using the moving average method Supplies...... Stated at cost using the last purchase price method	Unchanged
4 Depreciation of fixed assets (1) Property, plant and equipment	Declining balance method However, the Straight line method is applied to buildings acquired since April 1, 1998 (excluding fittings). The ranges of useful lives are Buildings 8 to 50 years Machinery and equipment 2 to 17 years	Unchanged
(2) Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years).	Unchanged
5 Accounting for deferred charge Bonds issuance costs	Amounts are charge to income as incurred	————

	Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)
6 Standard for inclusion of reserves (1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.	Unchanged
(2) Provision for product warranties	————	Provision for product warranties is recorded based on percentage of spending on sales for the past in order to prepare repair cost within the warranty period.
(3) Accrued bonus for directors	————	Accrued bonus for directors is recorded based on scheduled expense to cover the cost for bonus for directors.
7. Accounting for leases	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.	Unchanged
8 hedge accounting (1) hedge accounting methodology	Deferred hedge accounting.	Unchanged
(2) Items to be hedged, and methodology	Foreign exchange hedges Items hedged: foreign currency-denominated transactions	Unchanged
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	Unchanged
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.	Unchanged
9 Other significant issues Consumption tax	Sales are included net of consumption tax.	Unchanged

Change in Accounting

Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)
(Change in accounting for sales recognition) From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. This change reflects the increase in turnkey projects, which involve an increasing time from shipping to customer acceptance due to their greater complexity and sophistication. The change is designed to make the booking of sales more objective. The Company is increasing the strictness of its management between shipping and customer acceptance, and working to raise quality standards even further. The impact of the change is to reduce consolidated sales by 1,767 million yen, and operating income, ordinary income, and net income before taxes by 544 million yen. The impact on individual segments is noted as relevant.	—
(Change in accounting for fixed asset impairment) From the current consolidated fiscal year, the Company has adopted the accounting standards related to fixed asset impairment published by the Accounting Standards Council (9 August 2002) and the Accounting Standards Board of Japan (31 October 2003). The impact is to reduce pre-tax net income by 349 million yen. Cumulative impairment is subtracted directly from individual assets, based on the revised interim corporate financial statements standard.	—
—	(Change in provision for product warranties) Repair cost without charge within the warranty period is conventionally recorded as the expense when it is occurred, however, from current fiscal year, it has changed to be recorded as provision for product warranties based on percentage of expense to the amount of sales in the past. This change aims for appropriateness of periodic accounting of profit and loss by corresponding repair cost without charge to profit when the product is sold. Also, it is carried out because importance of managing repair cost without charge within the warranty period is growing. By this change, 369 million yen is recorded as extraordinary expense. With this change, current profit before tax is declined to 369 million yen.
—	(Change in accounting net asset on the balance sheet) From the current fiscal year, company adapts accounting standards related to the net asset on the balance sheet and guide to the accounting Standard to related to the net asset on the balance sheet. This change does not influence profit. Also, the amount on the capital is 122,314 million. By revision of regulations concerining financial statement, financial statement fro this current fiscal year is made by revised financial statement rule.

Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)
―――	(Change in accounting for officer bonus) From the current fiscal year, the Company has adopted the accounting standards related to officer bonus published by the Accounting Standards Board of Japan (29 November 2005). The impact of the change is to reduce operating income, ordinary income, and net income before taxes by 158 million yen.

Changes in presentation

Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)
―――	(Balance sheet) "Forward exchange contracts"which had been included in "Others"in the current liabilities up to the previous year has been presented as a separate account in the current year since its amount has exceeded 1% of total assets. "Forward exchange contracts"at the previous year end was 316 million yen.

Notes

Balance sheets

Previous fiscal year (March 31, 2006)	Current fiscal year (March 31, 2007)
※1 Cumulative depreciation of property, plant and equipment 65,926 million yen	※1 Cumulative depreciation of property, plant and equipment 64,224 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Kowalski and 305 others) 2,399 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Kowalski and 389 others) 2,458 million yen
※3 Number of beneficiary rights Common stock 157,550 thousand Total number of shares in issue Common stock 96,364 thousand	―――― ――――
※4 Number of Treasury shares held by theCompany Common stock 4,433 thousand	――――
※5 Notes to affiliate companies The following notes apply to affiliate companies: Accounts receivable 13,354 million yen	※5 Notes to affiliate companies The following notes apply to affiliate companies: Accounts receivable 21,326 million yen
※6 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 4,636 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation △4,773 million yen	※6 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,699 million yen is included as part of liabilities and, and a 1,545 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation △3,089 million yen
7 Dividend restrictions Net assets increased 4,549 million yen increase to the change in market value of marketable securities. The amount that can be used for dividends is limited by the provisions of the Commercial Code.	―――
―――	※8 Notes receivable which had come a due date are accounted with clearing day. Because the current fiscal year last day was a holiday of a financial institution, Notes receivable which had come a due date in the end of a term are included in the closing balance as follows. Notes receivable 117 million yen
9 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 11,000 million yen Borrowed — Balance 11,000 million yen	9 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 30,000 million yen Borrowed — Balance 30,000 million yen

(Additional information for the statement of income)

Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)
※1 Transactions with affiliate companies Sales and dividend income include the following amounts with affiliate companies: Sales 50,008 million yen	※1 Transactions with affiliate companies Sales and dividend income include the following amounts with affiliate companies: Sales 78,970 million yen
※2 Selling expenses and general administrative expenses broke down in a ratio of approximately 64.4% to 35.6%. The major items are detailed below. Freight 6,103 million yen Operational commissions 1,351 million yen Sales commissions 998 million yen Sales promotion expenses 2,468 million yen Salaries and bonuses 5,158 million yen Retirement benefits 242 million yen Depreciation 1,098 million yen Fees and commissions 1,696 million yen Research and development expenses 4,605 million yen	※ 2 Selling expenses and general administrative expenses broke down in a ratio of approximately 68.0% to 32.0%. The major items are detailed below. Freight 7,011 million yen Operational commissions 1,958 million yen Sales commissions 1,089 million yen Sales promotion expenses 2,918 million yen Salaries and bonuses 5,969 million yen Retirement benefits 300 million yen Depreciation 746 million yen Represent goodwill amortization 400 million yen Fees and commissions 2,123 million yen Addition to allowance for bonuses to directors and statutory auditors 158 million yen Addition to allowance for doubtful receivables 4 million yen Research and development expenses 3,500 million yen
※3 Total research and development expenses (general administrative expense) 4,605 million yen	※3 Total research and development expenses (general administrative expense) 3,500 million yen
※4 Gain on sale of fixed assets (breakdown) Structures 0 million yen Machinery and equipment 7 million yen Vehicles 1 million yen Furniture and equipment 1 million yen Land 257 million yen Total 268 million yen	※4 Gain on sale of fixed assets (breakdown) Buildings 0 million yen Structures 0 million yen Machinery and equipment 3 million yen Furniture and equipment 0 million yen Total 3 million yen
※5 Loss on sale of fixed assets (breakdown) Buildings 80 million yen Machinery and equipment 29 million yen Total 110 million yen	※5 Loss on sale of fixed assets (breakdown) Land 38 million yen Buildings 137 million yen Structures 2 million yen Machinery and equipment 1 million yen Furniture and equipment 1 million yen Total 182 million yen

Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)

Previous fiscal year (April 1, 2005 to March 31, 2006)

※ 6 Loss on disposal of fixed assets (breakdown)

Buildings	52 million yen
Structures	0 million yen
Machinery and equipment	735 million yen
Furniture and equipment	4 million yen
Software	31 million yen
Total	824 million yen

※ 7 Impairment losses

The Company recognized the following impairment losses:

Use	Type	Location	ValueMillions of yen
Idle	Land	Ikoma, Nara	302
Idle	Land	Eniwa, Hokkaido	47
Total			349

Background

The Company acquired the land in Nara Prefecture for use as a research facility, and the land in Hokkaido for the construction of a marketing and sales office. Both plots of land are now idle following changes in capital spending plans. In the absence of any planned use in the future, and given the decline in the value of the land, the Company recognizes the impairment of their value.

Grouping

Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

Recoverable amounts in the calculation

Recoverable amounts are measured at the net selling price. Recoverable amounts of land are based on valuation for the property tax purposes after the reasonable adjustments.

Current fiscal year (April 1, 2006 to March 31, 2007)

※ 6 Loss on disposal of fixed assets (breakdown)

Buildings	8 million yen
Structures	0 million yen
Machinery and equipment	19 million yen
Furniture and equipment	7 million yen
Vehicles	0 million yen
Software	44 million yen
Total	80 million yen

※ 7 Impairment losses

The Company recognized the following impairment losses:

Use	Type	Location	Value Millions of yen
Domestic Technical Center 30 places	Buildings	Kohoku,Yokohama Onojo,Fukuoka others	1,283
	Land		2,018
Company Housing and Dormitory 4 places	Buildings	Hanamigawa,Chiba Nara,Nara Yamatokooriyama, Nara Sagamihara, Kanagawa	153
	Land		233
Idle 2 places	Land	Ikoma, Nara Eniwa, Hokkaido	520
Total			4,209

Background

The Company used the land and building for use as a sales office. In the current fiscal year, the Company recognizes the impairment of their value with decision. In addition, they are sold in September 27,2006.

Grouping

Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land and asset sale for which no future use is planned is grouped according to the type of structure initially planned.

Recoverable amounts in the calculation

Recoverable amounts are based on valuation for the planned selling price.

(Additional information for the areholders' equity fluctuations)

Current fiscal year (April 1, 2006 to March 31, 2007)

Treasury stock

Classes of stocks	Previous fiscal year-end	Increase	Decrease	Current fiscal year-end
Common stock (Share)	4,433,509	1,005,408	1,124,647	4,314,270

(Summary of a change reason)

A main breakdown of the number of the increase

Increase of purchase treasury stock resulting from a resolution of board of directors	1,000,000 shares
Increase of purchase odd-lot	5,408 shares

A main breakdown of the number of the decrease

Use of share warrant	1,124,500 shares
Decrease of adding to holdings of odd-lot	147 shares

(Lease accounting)

	Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)

Lesee

1 Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries

(1) Equivalent of acquisition price, total depreciation, and balance at the end of the term

Previous fiscal year (April 1, 2005 to March 31, 2006)

	acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery and equipment	4,258	1,658	2,600
Vehicles	37	13	23
furniture and equipment	102	35	67
Total	4,398	1,707	2,691

The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.

Current fiscal year (April 1, 2006 to March 31, 2007)

	acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery and equipment	8,358	2,567	5,791
Vehicles	27	15	11
furniture and equipment	13	40	90
Total	8,516	2,623	5,893

The acquisition price equivalent used to indicate by the payment interest method due to the consequence of its criterion, however, it had changed the to the principle method from this accounting period.

The table which indicates by the previous method (the payment interest method) is as follows.

	acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery and equipment	8,895	2,686	6,209
Vehicles	37	21	15
furniture and equipment	15	62	94
Total	9,088	2,769	6,319

(2) Balance of remaining lease charges at the end of the term

	Previous fiscal year	Current fiscal year
Less than one year	723 million yen	1,372 million yen
More than one year	1,967 million yen	4,575million yen
Total	2,691 million yen	5,948 million yen

	Previous fiscal year (March 31, 2006)	Current fiscal year (March 31, 2007)
	The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.	The equivalent to the balance of remaining lease used to indicate by the payment interest method due to the consequence of its criterion, however, it had changed to the principle method from this accounting period. The table which indicates by the previous method (the payment interest method) is as follows. Less than one year 1,501 million yen More than one year 4,818million yen Total 6,319 million yen
(3) Equivalent of lease payments and depreciation	Lease payments 616 million yen Depreciation equivalent 616 million yen	Lease payments 1,167 million yen Depreciation equivalent 1,105 million yen The amount of payment interest equivalency 127 million yen
(4) Calculation of depreciation equivalent	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	Unchanged
(5) Calculation method of the amount of interest equivalency	―――	The balance of the amount of the lease charges and the acquisition cost equivalency of the leased property is considered as the amount of interest equivalency. The distribution method to each period had caluculated by the interest method.
2 Operating leases Remaining lease payments	Less than one year 692 million yen More than one year 8,003 million yen Total 8,696 million yen	Less than one year 755 million yen More than one year 8,146 million yen Total 8,901 million yen

(Marketable securities)

Previous fiscal year (March 31, 2006)
And
Current fiscal year (March 31, 2007)
Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

(Tax-effective accounting)

	Previous fiscal year (March 31, 2006)	Current fiscal year (March 31, 2007)
1 Principal causes of deferred income taxes and deferred tax liability (breakdown)	(1) Current Deferred tax assets Inventories 425 million yen Allowance for doubtful receivables 1 million yen Unpaid business taxes 102 million yen Other 147 million yen Deferred income taxes Sub-total 676 million yen Appraisal reserve △644 million yen Deferred tax Total assets 31 million yen (2) Non-current deferred tax liability Extraordinary disposal reserve 42 million yen Asset reduction reserve 121 million yen Other marketable securities 3,095 million yen Appraisal reserve Total deferred tax liability 3,258 million yen Deferred tax assets Investments in securities appraisal loss 929 million yen Shares in affiliate companies appraisal loss 331 million yen loss carried forward 48 million yen loss on inventory disposal 141 million yen Depreciation over tax deductible limit 535 million yen Other 71 million yen Deferred tax assets Sub-total 2,058 million yen Appraisal reserve △1,926 million yen Total deferred tax assets 131 million yen Net deferred tax liability 3,126 million yen Deferred tax liability related to revaluation 1,824 million yen	(1) Current Deferred tax assets Inventories 195 million yen A collective depreciable asset 226 million yen Allowance for doubtful receivables 7 million yen Unpaid business taxes 300 million yen A product guarantee reserve fund 149 million yen Other 115 million yen Deferred tax Total assets 993 million yen (2) Non-current deferred tax liability Extraordinary disposal reserve 15 million yen Asset reduction reserve 116 million yen Other marketable securities 1,693 million yen Appraisal reserve Total deferred tax liability 1,825 million yen Deferred tax assets Investments in securities appraisal loss 1,029 million yen Shares in affiliate companies appraisal loss 298 million yen Inventories 326 million yen Allowance for doubtful receivables 16 million yen Deferral hedge profit and loss 912 million yen Depreciation over tax deductible limit 522 million yen Other 66 million yen Deferred tax assets Sub-total 3,173 million yen Appraisal reserve △1,737 million yen Total deferred tax assets 1,435 million yen Net deferred tax liability 389 million yen Deferred tax liability related to revaluation 1,699 million yen
2 Causes of the differential between statutory tax rates and income taxes after application of tax-effective accounting	statutory tax rate 40.49% (adjustment) Entertainment and other expenses not admissible as losses 0.17% Dividend income and other profits not admissible as losses △0.11% Resident's tax equalization 0.32% Temporary differential related to investment in subsidiaries △40.04% Appraisal reserve △0.51% Elimination of unrealized loss on inventories 0.32%	statutory tax rate 40.49% (adjustment) Entertainment and other expenses not admissible as losses 0.93% Dividend income and other profits not admissible as losses △0.14% Resident's tax equalization 0.35% Temporary differential related to investment in subsidiaries △28.00% Appraisal reserve △1.66% Elimination of unrealized loss on inventories 11.97%

Information per share

	Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)
Net assets per share	1,192.45yen	1,259.45yen
Net income per share Net income	147.77yen	153.26yen
Diluted net income per share	144.59yen	145.67yen
	―――	(Additional information) From the current consolidated fiscal year, the Company has adopted the accounting standards related to Net income per share Net income after revision published by the Accounting Standards Board of Japan (31 Januray 2006) and the accounting standards related to Net income per share Net income published by the Accounting Standards Board of Japan (31 Januray 2006) In addition, I calculate it by the Previous consolidated fiscal year, and a similar method, and, as for Net assets per share of the current consolidated fiscal year,it is 1,273.42yen.

Note: The basics in calculation of Net income per share Net income and Diluted net income per share are as follows

	Previous fiscal year (April 1, 2005 to March 31, 2006)	Current fiscal year (April 1, 2006 to March 31, 2007)
Net income per share Net income		
Net income (million yen)	13,284	14,203
An amount of money that does not belong to a common share (million yen) (The above amount is an officer's bonus by profit disposal)	142 (142)	— (—)
Net income to affect a common share (million yen)	13,141	14,203
The average share number of common shares	88,935	92,675
Diluted net income per share		
Net income adjustment (million yen)	—	—
The number of the common Share increase (The above amount is a subscription warrant)	1,953 (1,953)	4,831 (4,831)

(1) Change in Representative Director

None

(2) Other changes (planned for June 28, 2007)
New Director candidate

Vice-President	Takeshi Saito	(Currently Senior Executive Managing Director, Sales & Marketing HQ Vice Executive Officer)
Senior Executive Managing Director	Koji Okura	(Currently Managing Director Engineering HQ Executive Officer)
Managing Director	Hiroaki Tamai	(Currently Director, Administrative HQ Executive Officer)

New Standing Statutory Director candidate

Director	Tadashi Saito	(Currently Iga Plant Machining Department General Manager)
Director	Naoshi Takayama	(Currently Development & Manufacturing HQ Executive Officer (Development))

Retiring Directors

Senior Executive Managing Director	Yoshitsugu Shigeta	(Will become a Senior Adviser)
Director	Hidefumi Shirotori	(Will become a Senior Adviser)

END